
03020548

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECD S.E.C.
MAY 2 8 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Saxon Asset Securities Company
(Exact Name of Registrant as Specified in Charter)

0001014299
(Registrant CIK Number)

Form 8-K for May 15, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-67170
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

78894
Form SE
Saxon 2003-2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 15, 2003.

SAXON ASSET SECURITIES COMPANY

By: 

Name: Ernest G. Bretana
Title: Vice President

78894
Form SE
Saxon 2003-2

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SAXON ASSET SECURITIES COMPANY

Mortgage Loan Asset Backed Certificates, Series 2003-2

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS AS REVISED MAY 13, 2003

$600,000,000 (Approximate)


SAXON

SAXON ASSET SECURITIES TRUST 2003-2
MORTGAGE LOAN ASSET BACKED CERTIFICATES, SERIES 2003-2

SAXON ASSET SECURITIES COMPANY
Depositor

SAXON MORTGAGE, INC.
Seller and Master Servicer

SAXON MORTGAGE SERVICES, INC.
Servicer

May 13, 2003

CREDIT SUISSE | FIRST BOSTON


SAXON

Disclaimer

By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments whi h may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2
This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Offered Certificates

Class[1, 3, 4]	Principal Amount ($)[1]	Certificate Type	Expected Rating (Moody's/S&P)	WAL (Yrs) Call/Mat[2]	Principal Window (Mths) to Call[2]	Principal Window (Mths) to Maturity[2]	Assumed Final Distribution Date[7]
AF-1	$64,460,000	SEN-FLT	Aaa/AAA	0.90 / 0.90	06/03 - 12/04	06/03 - 12/04	March 2018
AF-2	$30,330,000	SEN-FIX	Aaa/AAA	2.00 / 2.00	12/04 - 10/05	12/04 - 10/05	March 2021
AF-3	$26,930,000	SEN-FIX	Aaa/AAA	3.00 / 3.00	10/05 - 04/07	10/05 - 04/07	October 2025
AF-4	$20,820,000	SEN-FIX	Aaa/AAA	5.00 / 5.00	04/07 - 11/09	04/07 - 11/09	August 2029
AF-5	$20,760,000	SEN-FIX	Aaa/AAA	7.03 / 10.91	11/09 - 06/10	11/09 - 03/19	August 2032
AF-6	$18,100,000	NAS-FIX	Aaa/AAA	6.27 / 7.02	09/06 - 06/10	09/06 - 01/19	June 2032
AV-1	$162,800,000	SEN-FLT	Aaa/AAA	2.43 / 2.47	06/03 - 06/10	06/03 - 01/13	June 2033
AV-2	$162,800,000	SEN-FLT	Aaa/AAA	2.44 / 2.47	06/03 - 06/10	06/03 - 01/13	June 2033
A-IO[5]	Notional	FXD-IO	Aaa/AAA	NA	NA	NA	January 2005
M-1	$37,500,000	MEZ-FLT	Aa2/AA	4.87 / 5.37	07/06 - 06/10	07/06 - 05/16	June 2033
M-2	$31,500,000	MEZ-FLT	A2/A	4.85 / 5.28	06/06 - 06/10	06/06 - 02/15	June 2033
M-3	$18,000,000	MEZ-FLT	Baa1/BBB+	4.84 / 5.13	06/06 - 06/10	06/06 - 04/13	June 2033
B	$6,000,000	SUB-FLT	Baa2/BBB	4.84 / 4.94	06/06 - 06/10	06/06 - 06/11	June 2033
S[6]	Notional	INV-IO	Aaa/AAA	NA	NA	NA	May 2006
Total:	**$600,000,000**						

(1) The Class AF-1 through Class AF-6 Certificates are backed primarily by the cash flows from a pool of fixed-rate mortgage loans. The Class AV-1 Certificates are backed primarily by a pool of conforming adjustable-rate mortgage loans. The Class AV-2 Certificates are backed primarily by a pool of conforming and non-conforming adjustable-rate mortgage loans. The Class M-1, Class M-2, Class M-3 and Class B Certificates are backed primarily by all three pools of mortgage loans. The principal balance of each Class of Offered Certificates is subject to a +/- 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Certificates are subject to a 10% Clean-up Call (as described herein). After the first distribution date on which the Clean-up Call is exercisable, the coupon on the Class AF-5 and Class AF-6 Certificates will increase by 0.50%, the margin on the Class AF-1, Class AV-1 and Class AV-2 Certificates doubles and the margin on the Class M-1, Class M-2, Class M-3 and Class B Certificates will increase by 1.5 times.

(4) All Certificates, other than the Class A-IO, Class S Certificates and the classes of Certificates not offered, are subject to the Net WAC Cap Rate (as described herein).

(5) The Class A-IO will not receive any principal payments, but will accrue interest on its related notional balance (a " Notional Amount "), pursuant to the Class A-IO Notional Balance Schedule (as defined herein).

(6) The Class S Certificates will not receive any principal payments, but will accrue interest on the lesser of a scheduled notional principal balance and the aggregate principal balance of the sum of (i) the Group II Mortgage Loans (as defined herein) and (ii) the Group III Mortgage Loans (as defined herein).

(7) Estimated assumed final payment dates, subject to final collateral.


SAXON

Summary of Terms

Seller and Master Servicer:	Saxon Mortgage, Inc.
Depositor:	Saxon Asset Securities Company
Servicer:	Saxon Mortgage Services, Inc.
Trustee:	Deutsche Bank Trust Company Americas
Lead Underwriter:	Credit Suisse First Boston
Co-Underwriters:	JP Morgan Merrill Lynch RBS Greenwich Capital
Certificates:	The Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates are collectively referred to herein as the **"Group I Certificates."** The Class AV-1 Certificates are referred to herein as **"Group II Certificates."** The Class AV-2 Certificates are referred to herein as **"Group III Certificates."** The Group I Certificates, Group II Certificates and Group III Certificates are collectively referred to herein as the **"Class A Certificates."** The Class A Certificates, Class A-IO Certificates and Class S Certificates are collectively referred to herein as the **"Senior Certificates."** The Senior Certificates and the Class M-1, Class M-2, Class M-3 and Class B Certificates (together the "Subordinate Certificates") are the subject of this Preliminary Term Sheet and are collectively referred to herein as the **"Offered Certificates."** The Trust will also issue Class C, Class P and Class R Certificates, which are not offered.
Rating Agencies:	Moody's Investor Services, Inc. ("Moody's") and Standard and Poor's Rating Services, Inc. ("S&P").
Registration:	The Offered Certificates will be available in book-entry form through DTC and upon request through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	May 1, 2003
Cut-off Date:	The close of business on May 1, 2003 for the loans to be sold to the trust on the Closing Date.
Expected Pricing Date:	Week of May [14], 2003.
Expected Settlement Date:	May [29], 2003
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in June 2003.



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

Class A-IO Notional Amount: The Class A-IO Certificates do not have a Class Certificate Balance but will accrue interest on their Notional Amount. The "Notional Amount" of the Class A-IO Certificates will be the sum of the notional balance of its two components: the fixed rate A-IO component and the ARM A-IO component. The components comprising the Class A-IO Certificates may not be transferred separately from the certificates. The fixed rate A-IO component will have a notional balance on a distribution date equal to the lesser of the aggregate stated principal balance of the mortgage loans in loan Group I as of the last day of related Remittance Period and the amounts described below. The ARM A-IO component will have a notional balance on a distribution date equal to the lesser of the aggregate stated principal balance of the mortgage loans in loan Group II and loan Group III as of the last day of the related Remittance Period and the amounts described below:

Distribution Date	Total	Class A-IO Fixed Rate Component	Class A-IO ARM Component	Distribution Date	Total	Class A-IO Fixed Rate Component	Class A-IO ARM Component
1	$154,000,000	$63,400,000	$90,600,000	11	$128,700,000	$53,200,000	$75,500,000
2	$153,500,000	$63,400,000	$90,100,000	12	$126,700,000	$52,300,000	$74,400,000
3	$152,500,000	$62,900,000	$89,600,000	13	$124,600,000	$51,400,000	$73,200,000
4	$151,600,000	$62,500,000	$89,100,000	14	$122,500,000	$50,500,000	$72,000,000
5	$150,500,000	$62,000,000	$88,500,000	15	$120,400,000	$49,500,000	$70,900,000
6	$149,200,000	$61,500,000	$87,700,000	16	$117,800,000	$48,600,000	$69,200,000
7	$147,400,000	$60,600,000	$86,800,000	17	$115,500,000	$47,600,000	$67,900,000
8	$145,800,000	$59,900,000	$85,900,000	18	$112,900,000	$46,700,000	$66,200,000
9	$143,700,000	$59,000,000	$84,700,000	19	$110,900,000	$46,100,000	$64,800,000
10	$141,700,000	$58,100,000	$83,600,000	20	$108,600,000	$45,100,000	$63,500,000
				21 and thereafter	$0	$0	$0

Accrued Interest: The price to be paid by investors for the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates will not include accrued interest (settling flat). The Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, Class A-IO and Class S Certificates will settle with accrued interest from May 1, 2003, up to, but not including, the Settlement Date (28 days).

Interest Accrual Period: The **"Interest Accrual Period"** for the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates with respect to any Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). The Interest Accrual Period for Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, Class A-IO and Class S Certificates with respect to any Distribution Date will be the calendar month immediately preceding such Distribution Date (based on a 360-day year consisting of twelve 30-day months).

Record Date: With respect to the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates, the business day immediately preceding the Distribution Date. With respect to Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, Class A-IO and Class S Certificates, the last business day of the month immediately preceding the Distribution Date (or, in the case of the first Distribution Date, the Closing Date).

Federal Tax Status: The Certificates will be treated as REMIC regular interests for federal income tax purposes.


SAXON

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: Only the Class AV-1 and Class AV-2 Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the **"Clean-up Call"**), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

- 100% PPC for the Fixed Rate Mortgage Loans (100% PPC is equal to 2.2% CPR to 22% CPR over 10 months)
- 100% PPC for the Adjustable Rate Mortgage Loans (100% PPC is equal to 4% CPR to 35% CPR over 22 months)

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $360,883,277, consisting of approximately (i) $129,143,420 of fixed-rate Mortgage Loans (the **"Initial Group I Mortgage Loans"**), (ii) approximately $115,863,206 of adjustable-rate conforming Mortgage Loans (the **"Initial Group II Mortgage Loans"**), and (iii) approximately $115,876,650 of adjustable-rate conforming and non-conforming Mortgage Loans (the **"Initial Group III Mortgage Loans"**). The Initial Group I Mortgage Loans, Initial Group II Mortgage Loans and Initial Group III Mortgage Loans are collectively referred to herein as the **"Initial Mortgage Loans."** See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans: On the Closing Date, in addition to the Initial Mortgage Loans, approximately $89,116,724 of additional loans will be added to the trust, consisting of approximately (i) $31,890,750 of additional fixed-rate Mortgage Loans (the **"Additional Group I Mortgage Loans"**), (ii) approximately $28,611,327 of additional adjustable-rate conforming Mortgage Loans (the **"Additional Group II Mortgage Loans"**), and (iii) approximately $28,614,647 of additional adjustable-rate conforming and non-conforming Mortgage Loans (the **"Additional Group III Mortgage Loans"**). The Additional Group I Mortgage Loans, Additional Group II Mortgage Loans and Additional Group III Mortgage Loans are collectively referred to herein as the **"Additional Mortgage Loans."** The Additional Mortgage Loans will have similar characteristics to the Initial Mortgage Loans. On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the **"Closing Date Mortgage Loans."**



Subsequent Mortgage Loans: After the Closing Date, in addition to the Closing Date Mortgage Loans, approximately $150,000,000 of additional loans will be added to the trust, consisting of approximately (i) $53,678,057 of fixed-rate Mortgage Loans (the **"Subsequent Group I Mortgage Loans"**), (ii) approximately $48,158,177 of adjustable-rate conforming Mortgage Loans (the **"Subsequent Group II Mortgage Loans"**), and (iii) approximately $48,163,766 of adjustable-rate conforming and non-conforming Mortgage Loans (the **"Subsequent Group III Mortgage Loans"**). The Subsequent Group I Mortgage Loans, the Subsequent Group II Mortgage Loans and the Subsequent Group III Mortgage Loans are collectively referred to herein as the **"Subsequent Mortgage Loans**."

Pre-Funding Account: On the Closing Date, a deposit of approximately $150,000,000 (the "Pre-Funding Amount") will be made to an account (the **"Pre-Funding Account"**). On or prior to [July 29, 2003] (the **"Pre-Funding Period"**), the Pre-Funded Amount will be used to purchase Subsequent Mortgage Loans having similar characteristics as the Initial Mortgage Loans.

Net Mortgage Rate: The **"Net Mortgage Rate"** for any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage as of the first day of the month preceding the month in which such Distribution Date occurs minus the Master Servicing Fee Rate and Servicing Fee Rate.

Servicing Fee Rate: The **"Servicing Fee Rate"** applicable to each mortgage loan, and with respect to each Distribution Date, equals the scheduled principal balance of the mortgage loan, on the first day of the due period with respect to such Distribution Date, multiplied by one-twelfth of: (i) approximately 0.30% per annum for such of the first ten Distribution Dates following the Closing Date, (ii) approximately 0.40% per annum for the eleventh through thirtieth Distribution Dates, inclusive, following the Closing Date, (iii) approximately 0.65% per annum for the thirty-first through forty-eighth Distribution Dates, inclusive, following the Closing Date and (iv) approximately 0.80% per annum for the forty-ninth Distribution Date following the Closing Date and each Distribution Date thereafter.

Master Servicing Fee Rate: The **"Master Servicing Fee Rate"** applicable to each mortgage loan, and with respect to each Distribution Date, equals the scheduled principal balance of the mortgage loan, on the first day of the due period with respect to such Distribution Date, multiplied by one-twelfth of approximately 0.05% per annum.


SAXON

Pass-Through Rate:

The **"Pass-Through Rate"** for any Distribution Date (other than the first Distribution Date) for the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates will be equal to the lesser of (i) the Formula Rate and (ii) the related Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the Formula Rate.

The **"Pass-Through Rate"** for any Distribution Date (other than the first Distribution Date) for the Class AF-2, AF-3, AF-4, AF-5 and AF-6 Certificates will be equal to the lesser of (i) the fixed-rate coupon for such Class and (ii) the related Net WAC Cap Rate. The Pass-Through Rate for the first Distribution Date will equal the related fixed-rate coupon.

The **"Class A-IO Certificate Pass-Through Rate"** will equal [4.75]% for the first 20 months and [0.00]% thereafter. The **"Class S Certificate Pass-Through Rate"** will be equal to the greater of (i) a predetermined fixed rate minus One-Month LIBOR for such Distribution Date and (ii) zero.

Formula Rate:

The **"Formula Rate"** with respect to each of the Class AF-1, Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3 and Class B Certificates will be equal to the lesser of (i) One-Month LIBOR plus the respective margin for such Class and (ii) the related Maximum Cap Rate. The **"Maximum Cap Rate"** as to any Distribution Date is a per annum rate that would equal the related Net WAC Cap for such date if such Net WAC Cap were determined under the assumption that (i) each adjustable rate Mortgage Loan had an interest rate equal to the maximum rate permitted under the terms of the related mortgage note, and (ii) each fixed rate Mortgage Loan had an interest rate equal to its stated fixed rate.

Group I Net WAC Cap Rate:

As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the weighted average Net Mortgage Rate of the Group I Mortgage Loans less the product of (i) Class A-IO Certificate Pass-Through Rate for such Distribution Date, and (ii) the fixed rate A-IO component prior to such Distribution Date divided by the aggregate principal balance of the Group I Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group I Mortgage Loans. The Group I Net WAC Cap Rate with respect to the Class AF-1 Certificates will be adjusted to reflect an actual/360 day count convention. The actual/360 Group I Net WAC Cap Rate is the product of (i) 30 divided by actual number of days, and (ii) the Group I Net WAC Cap Rate.



Group II and III Net WAC Cap Rate: As to any Distribution Date (other than the first Distribution Date), a per annum rate equal to the weighted average Net Mortgage Rate of the Group II and Group III Mortgage Loans less;

(i) The Class A-IO Certificate Pass-Through Rate for such Distribution Date multiplied by a fraction equal to:

- (a) the ARM A-IO component prior to such Distribution Date divided by the aggregate principal balance of the Group II and Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II and Group III Mortgage Loans; and

(ii) The Class S Certificate Pass-Through Rate for such Distribution Date multiplied by a fraction equal to:

- (a) the notional amount of the Class S Certificates prior to such Distribution Date divided by the aggregate principal balance of the Group II and Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II and Group III Mortgage Loans.

The Group II and Group III Net WAC Cap Rates will be adjusted to reflect an actual/360 day count convention. The actual/360 Group II and Group III Net WAC Cap Rate is the product of (i) 30 divided by actual number of days, and (ii) the Group II and Group III Net WAC Cap Rate.

Subordinate Net WAC Cap Rate: As to any Distribution Date (other than the first Distribution Date) the weighted average of the Group I Net WAC Cap Rate and the Group II and III Net WAC Cap Rate, weighted in each case on the basis of the relative Group Subordinate Amounts for Group I and Groups II and III, respectively. The Subordinate Net WAC Cap Rate will be adjusted to reflect an actual/360 day count convention. The actual/360 Subordinate Net WAC Cap Rate is the product of (i) 30 divided by actual number of days, and (ii) the Subordinate Net WAC Cap Rate.

Group Subordinate Amount: As to any Distribution Date and Group I, the excess, if any, of the aggregate principal balance of the Group I Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group I Mortgage Loans, over the sum of the balances of the Group I Certificates, and as to Groups II and III, the excess, if any, of the aggregate principal balance of the Group II and Group III Mortgage Loans and any amount remaining on deposit in the Pre-Funding Account with respect to the Group II and Group III Mortgage Loans, over the sum of the balances of the Group II and Group III Certificates.

Net WAC Cap Rate Carryover Amount:

If, on any Distribution Date, the Pass-Through Rate for any Class of Offered Certificates (other than the Class A-IO and Class S Certificates) is limited by the related Net WAC Cap Rate, the **"Net WAC Cap Rate Carryover Amount"** for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate or the related fixed-rate coupon over (b) the amount of interest accrued on such Class based on the related Net WAC Cap Rate and (ii) the unpaid portion of any Net WAC Cap Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the Formula Rate or the related fixed-rate coupon. Any Net WAC Cap Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent funds are available.

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into the **"Yield Maintenance Agreement"** to make payments in respect of any Net WAC Cap Rate Carryover Amounts with respect to the Group II and III Certificates and the Subordinate Certificates as described herein. The notional balance of the Yield Maintenance Agreement will be based upon the aggregate principal balance of the Group II and Group III Mortgage Loans amortized at the Prepayment Pricing Speed. The strike price each month on the Yield Maintenance Agreement will be approximately equal to the strike prices below, but not greater than [9.00]%. The Yield Maintenance Agreement will terminate after the Distribution Date in [May 2005].

Distribution Date	Strike Price	Distribution Date	Strike Price	Distribution Date	Strike Price
1	[6.831]%	9	[6.275]%	17	[6.785]%
2	[6.190]%	10	[6.751]%	18	[6.617]%
3	[6.025]%	11	[6.343]%	19	[6.892]%
4	[6.062]%	12	[6.581]%	20	[6.708]%
5	[6.305]%	13	[6.403]%	21	[7.826]%
6	[6.141]%	14	[6.653]%	22	[8.699]%
7	[6.391]%	15	[6.474]%	23	[7.871]%
8	[6.227]%	16	[6.521]%	24	[7.300]%

Credit Enhancement:

Consists of the following:

- Net Monthly Excess Cashflow;
- Pledged Prepayment Penalty Cashflow;
- Overcollateralization Amount; and
- Subordination.

Net Monthly Excess Cashflow:

The **"Net Monthly Excess Cashflow"** for any Distribution Date is equal to the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Offered Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates, Class A-IO and Class S Certificates and (C) the Principal Funds.

Pledged Prepayment Penalty Cashflow:

The interest collections from each loan group will be supplemented by [60]% of the maximum contractual prepayment penalty cashflow owed and not waived by the servicer from the loans in the related group.

Distributions of Pledged Prepayment Penalty Cashflow:

Pledged Prepayment Penalty Cashflow will be distributed as interest on the certificates to the extent that interest payments on the certificates are determined based on the related Net WAC Cap Rate. For any Distribution Date, the amount so distributed will equal the lesser of the total amount of Pledged Prepayment Penalty Cashflow for such date, or the aggregate interest that would have been payable on the certificates at their stated interest rates determined without regard to the relevant caps and the amount payable at the capped rates. Any remaining Pledged Prepayment Penalty Cashflow will be distributable in the same manner as Net Monthly Excess Cashflow.

Overcollateralization Amount:

The **"Overcollateralization Amount"** is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans and (ii) any amounts remaining on deposit in the Pre-Funding Account, over the sum of the aggregate principal balance of the Offered Certificates. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Net Monthly Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

Prior to the Stepdown Date, the **"Overcollateralization Target Amount"** will be equal to a Specified Target Percentage multiplied by the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and (ii) the amount on deposit in the Pre-Funding Account on the Closing Date. The **"Specified Target Percentage"** (0% on the Closing Date) will initially be [0.59]% as of the last day of the first Due Period and then will increase by [0.14]% each successive month to [2.55]% as of the last day of the 15th Due Period. On and after the Stepdown Date, (assuming a Trigger Event is not in effect) the Overcollateralization Target Amount will be equal to the greater of (1) the lesser of (A) [2.55]% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date and (B) [5.10]% of the aggregate current principal balance of the Mortgage Loans as of the last day of the related Due Period and (2) 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-Off Date and the amount on deposit in the Pre-Funding Account on the Closing Date.

Overcollateralization Deficiency Amount:

An **"Overcollateralization Deficiency Amount"** with respect to any Distribution Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).


SAXON

Overcollateralization Release Amount:

The **"Overcollateralization Release Amount"** means, with respect to any Distribution Date, the lesser of (x) the aggregate Principal Funds for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Funds is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in [June 2006] and (b) the first Distribution Date on which the Class A Certificate principal balance (after taking into account distributions of principal on such Distribution Date) is less than or equal to [63.90]% of the aggregate principal balance of the Mortgage Loans.

Credit Enhancement Percentage:

The **"Credit Enhancement Percentage"** for a Distribution Date is equal to (i) the aggregate principal balance of the Subordinate Certificates and the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Trigger Event:

A **"Trigger Event,"** on any Distribution Date after the Stepdown Date, is in effect for the Offered Certificates if the 60+ day delinquency percentage (including loans in bankruptcy, foreclosure, or REO) is greater than [50%] of the Credit Enhancement Percentage or, if on any Distribution Date, the cumulative losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Dates, is greater than:

Distribution Date	Cumulative Loss %
37 to 48	[4.50]%
49 to 60	[5.75]%
61 and thereafter	[7.00]%

Credit Support:

Initial Credit Enhancement		Target Credit Enhancement After Stepdown Date	
Rating (M/S)	Percent	Rating (M/S)	Percent
Aaa/AAA	[15.50]%	Aaa/AAA	[36.10]%
Aa2/AA	[9.25]%	Aa2/AA	[23.60]%
A2/A	[4.00]%	A2/A	[13.10]%
Baa1/BBB+	[1.00]%	Baa1/BBB+	[7.10]%
Baa2/BBB	[0.00]%	Baa2/BBB	[5.10]%


SAXON

Allocation of Available Funds: Distributions to holders of each class of Offered Certificates will be made on each Distribution Date from **"Available Funds."** With respect to any Distribution Date, Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the remittance date after deduction of the Master Servicing and Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Master Servicing Fees in respect of any prior Distribution Dates, (ii) certain unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, including prepayment penalty charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) on the Distribution Date on which the Trust is to be terminated in accordance with the pooling agreement, that portion of the termination price constituting principal. Holders of the Certificates other than the Class P Certificates will be entitled to distribution from the Pledged Prepayment Penalty Cashflow. The holders of the Class P Certificates will be entitled to the remaining prepayment charges, in excess of the Pledged Prepayment Penalty Cashflow, received on the Mortgage Loans and such amounts will not be available for distribution to the holders of the Offered Certificates.



Interest Distributions:

On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of Available Funds for such Distribution Date consisting of the available interest amount for each related group for such Distribution Date and distribute it in the following order of priority:

(i) Concurrently, to the holders of the related Class A Certificates, the Class A-IO Certificates, and Class S Certificates, the related Monthly Interest Distributable Amount for each class for such Distribution Date;

(ii) Concurrently, to the holders of the related Class A Certificates, the Class A-IO Certificates, and the Class S Certificates, any Unpaid Interest Shortfall Amount for each class for such Distribution Date;

(iii) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(iv) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(v) To the holders of the Class M-3 Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date;

(vi) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class for such Distribution Date; and

(vii) Any remainder will be treated as Net Monthly Excess Cashflow.

On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will be allocated, first, to the interest distribution amount with respect to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Offered Certificates on a pro rata basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. **The Holders of the Offered Certificates will not be entitled to reimbursement for any such interest shortfalls.**

Principal Distributions:

Class A Principal Distribution Amount is distributed as follows:

(i) Amounts constituting Principal Funds attributable to the Group I Mortgage Loans to be distributed as follows: (a) first, the Class AF-6 Distribution Amount to the Class AF-6 Certificates, and then sequentially to the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates so that no distribution, other than that of the Class AF-6 Certificates, will be made to any class until the certificate principal balance of all the Group I Certificates with a lower numeral designation shall have been reduced to zero;

(ii) Amounts constituting Principal Funds attributable to Group II Mortgage Loans to the Class AV-1 Certificates until the certificate principal balance has been reduced to zero;

(iii) Amounts constituting Principal Funds attributable to Group III Mortgage Loans to the Class AV-2 Certificates until the certificate principal balance has been reduced to zero;

(iv) If the certificate principal balance of any of the Group I, Group II, or Group III Certificates is reduced to zero, any remaining amount of principal distributions for such group will be distributed pro rata to the other remaining groups based on their respective certificate principal balances, after taking into account distributions pursuant to clauses (i) through (iii) above, until the certificate principal balance of each group's Class A Certificates has been reduced to zero.

The combined Principal Distribution Amount of all groups remaining after distributions to the Senior Certificates described above will be distributed in the following order of priority:

(i) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount;

(ii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount;

(iii) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount; and

(iv) To the Class B Certificates, the Class B Principal Distribution Amount for that class.



Excess Interest and Pledged Prepayment Penalty Cashflow:

With respect to any Distribution Date, any Net Monthly Excess Cashflow and net Pledged Prepayment Penalty Cashflow shall be paid as follows:

(i) To distribute the Extra Principal Distribution Amount (as defined herein) on the related Certificates;

(ii) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(iii) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-1 Certificates;

(iv) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(v) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-2 Certificates;

vi) To the holders of the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(vii) To the holders of the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class M-3 Certificates;

(viii) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount allocable to such Certificates;

(ix) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount allocable to the Class B Certificates;

(x) To the Group II and Group III Certificates on a pro rata basis, any Net WAC Cap Rate Carryover Amount, from any amounts received from the Yield Maintenance Agreement;

(xi) To the Class A Certificates on a pro rata basis, any Net WAC Cap Rate Carryover Amount;

(xii) Sequentially, to the Class M-1, Class M-2, Class M-3 and Class B Certificates, any Net WAC Carryover Amount, from any amounts remaining from the Yield Maintenance Agreement;

(xiii) Sequentially, to the Class M-1, Class M-2, Class M-3 and Class B Certificates, any Net WAC Carryover Amount;

(xiv) To the other loan groups, to cover any remaining losses; and

(xv) To the Class C Certificates, the remaining amounts.


SAXON

Monthly Interest Distributable Amount: The **"Monthly Interest Distributable Amount"** for any Distribution Date and each class of Offered Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class (or the Notional Amount of the Class A-IO Certificates or the lesser of the Class S notional amount and the aggregate principal balance of the Group II Mortgage Loans and Group III Mortgage Loans in the case of the Class S Certificates) immediately prior to such Distribution Date reduced by any Prepayment Interest Shortfalls allocated to such class and shortfalls resulting from the application of the Relief Act allocated to such class.

Unpaid Interest Shortfall Amount: The **"Unpaid Interest Shortfall Amount"** means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.

Principal Funds: The **"Principal Funds"** means with respect any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period, (iv) that portion of the purchase price, representing principal of any repurchased mortgage, deposited to the collection account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during such Prepayment Period and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the pooling agreement, that portion of the termination price constituting principal.

Principal Distribution Amount: The **"Principal Distribution Amount"** means for any Distribution Date the sum of the Basic Principal Distribution Amount and the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: The **"Basic Principal Distribution Amount"** means for any Distribution Date the excess of (i) the Principal Funds for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: The **"Extra Principal Distribution Amount"** with respect to any Distribution Date is the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Certificate Principal Balance: The **"Certificate Principal Balance"** of any Certificate immediately prior to any Distribution Date will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of the Subordinate Certificates, any Realized Losses allocated thereto on all prior Distribution Dates.

Class A Principal Allocation Percentage: The **"Class A Principal Allocation Percentage"** for any class of Class A Certificates for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the related Principal Funds for such loan group for such Distribution Date, and the denominator of which is (y) the sum of the Principal Funds for all the loan groups for such Distribution Date.

Class A Principal Distribution Amount: As to any Distribution Date, the Class A Principal Allocation Percentage of the Senior Principal Distribution Amount.

Senior Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of the Class A Certificate Principal Balance immediately prior to the Distribution Date over the lesser of (i) [63.90]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class AF-6 Distribution Amount: For any Distribution Date, is equal to the product of (i) a fraction, the numerator of which is the Class AF-6 Certificate Principal Balance and the denominator of which is the sum of the aggregate Certificate Principal Balances of Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, in each case immediately prior to the Distribution Date and (ii) the Class A Principal Distribution Amount with respect to Group I Certificates for the Distribution Date and (iii) the applicable percentage for the Distribution Date set forth in the following table:

Distribution Periods	Percentage
1–36	[0]%
37–60	[45]%
61–72	[80]%
73–84	[100]%
85 and after	[300]%

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate Principal Balance (after giving effect to distributions on that date) and the Class M-1 Certificate Principal Balance immediately prior to the Distribution Date over the lesser of (i) [76.40]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate Principal Balance (after giving effect to distributions on that date), the Class M-1 Certificate Principal Balance (after giving effect to distributions on that date), and the Class M-2 Certificate Principal Balance immediately prior to the Distribution Date over the lesser of (i) [86.90]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate Principal Balance (after giving effect to distributions on that date), the Class M-1 Certificate Principal Balance (after giving effect to distributions on that date), and the Class M-2 Certificate Principal Balance (after giving effect to distributions on that date), and the Class M-3 Certificate Principal Balance immediately prior to the Distribution Date over the lesser of (i) [92.90]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.


SAXON

Class B Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, is the excess of the sum of the Class A Certificate Principal Balance (after giving effect to distributions on that date), the Class M-1 Certificate Principal Balance (after giving effect to distributions on that date), the Class M-2 Certificate Principal Balance (after giving effect to distributions on that date), and the Class M-3 Certificate Principal Balance (after giving effect to distributions on that date), and the Class B Certificate Principal Balance immediately prior to the Distribution Date over the lesser of (i) [94.90]% of the scheduled principal balances of the mortgage loans as of the last day of the related due period and (ii) the scheduled principal balances of the mortgage loans as of the last day of the related due period less 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of Cut-Off Date and any amounts remaining on deposit in the Pre-Funding Account on the Closing Date.

Allocated Realized Loss Amount:

An **"Allocated Realized Loss Amount"** with respect to any Class of Subordinate Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Losses:

"Realized Loss" means, with respect to any defaulted Mortgage Loan that is liquidated (other than a Non-Recoverable Mortgage Loan), the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan; Non-Recoverable Mortgage Loans, the amount by which the unpaid principal balance thereof exceeds the projected net liquidation proceeds thereof (i.e., the amount expected to be recovered in liquidation of such loan, less estimated expenses). All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Net Monthly Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class B Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates and sixth to the Class M-1 Certificates. An allocation of any Realized Losses to a mezzanine certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or the Class A-IO Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class A-IO Certificates all interest amounts to which such Certificates are then entitled.

Non-Recoverable Mortgage Loan:

A **"Non-Recoverable Mortgage Loan"** is any defaulted mortgage loan as to which the servicer has determined that the expenses associated with the liquidation and foreclosure thereof will exceed the proceeds.



Due Period:	A **"Due Period"** with respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The **"Prepayment Period"** for any Distribution Date is the period beginning on the 18th day of the month (or, if the prior Prepayment Period ended on an earlier day, that earlier day) immediately preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, the Cut-off Date) and ending on the determination date of the month in which such Distribution Date occurs.


SAXON

Class A-IO

To 10% Call

Prepay Speed	55 CPR	62 CPR	63 CPR	64 CPR	65 CPR	70 CPR	75 CPR
Yield	3.500%	3.500%	3.472%	3.386%	3.231%	1.533%	-3.359%
MDR (yr)	0.786	0.786	0.786	0.786	0.786	0.786	0.788
Last Payment Pd.	20	20	20	20	20	20	20
Price = 6.32588%							


SAXON

Group II and Group III Effective Net WAC Cap Rate Schedule

To Call[1,2]

Period	Net WAC Cap	Period	Net WAC Cap	Period	Net WAC Cap
1	NA	35	8.87	69	12.75
2	9.07	36	9.53	70	14.12
3	9.07	37	9.18	71	12.75
4	9.07	38	9.57	72	13.18
5	9.08	39	9.28	73	12.75
6	9.08	40	9.28	74	13.18
7	9.08	41	9.65	75	12.75
8	9.08	42	10.01	76	12.75
9	9.08	43	10.35	77	13.18
10	9.08	44	10.26	78	12.75
11	9.06	45	10.28	79	13.18
12	9.06	46	11.38	80	12.75
13	9.05	47	10.33	81	12.75
14	9.04	48	11.38	82	14.12
15	9.02	49	10.86	83	12.75
16	9.01	50	11.48	84	13.18
17	9.00	51	11.13	85	12.75
18	8.98	52	11.13	86	13.18
19	8.97	53	11.54		
20	8.96	54	11.82		
21	8.97	55	12.21		
22	8.98	56	12.06		
23	9.00	57	12.07		
24	10.08	58	12.90		
25	8.16	59	12.11		
26	8.54	60	12.77		
27	8.28	61	12.36		
28	8.29	62	12.85		
29	8.60	63	12.45		
30	8.81	64	12.46		
31	8.87	65	12.89		
32	8.78	66	12.67		
33	8.80	67	13.09		
34	9.77	68	12.74		

(1) Effective Net WAC Cap Schedule assumes 1ML, 6ML and 1-year CMT equal to 20%. Includes the benefit of pledged prepayment penalty cashflow from the Group I, Group II and Group III Mortgage Loans.
(2) Includes proceeds from the Yield Maintenance Agreement.



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Bond Sensitivity Tables

To Call

Class AF-1

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	7.25	1.42	1.08	0.90	0.79	0.71	0.65
MDR (yr)	6.82	1.42	1.08	0.90	0.79	0.71	0.65
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Jul-17	Mar-06	May-05	Dec-04	Sep-04	Jul-04	Jun-04

Class AF-2

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.98563	99.98563	99.98563	99.98563	99.98563	99.98563	99.98563
WAL (yr)	15.28	3.63	2.55	2.00	1.66	1.42	1.26
MDR (yr)	12.96	3.46	2.46	1.94	1.61	1.39	1.23
First Prin Pay	Jul-17	Mar-06	May-05	Dec-04	Sep-04	Jul-04	Jun-04
Last Prin Pay	Feb-20	Dec-07	Jul-06	Oct-05	May-05	Jan-05	Nov-04

Class AF-3

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.99657	99.99657	99.99657	99.99657	99.99657	99.99657	99.99657
WAL (yr)	19.14	6.33	4.14	3.00	2.33	1.97	1.71
MDR (yr)	14.93	5.76	3.87	2.85	2.24	1.90	1.65
First Prin Pay	Feb-20	Dec-07	Jul-06	Oct-05	May-05	Jan-05	Nov-04
Last Prin Pay	Mar-25	May-12	Oct-08	Apr-07	Feb-06	Aug-05	May-05

Class AF-4

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.99456	99.99456	99.99456	99.99456	99.99456	99.99456	99.99456
WAL (yr)	23.96	11.64	7.39	5.00	3.57	2.55	2.19
MDR (yr)	15.71	9.31	6.35	4.49	3.29	2.40	2.07
First Prin Pay	Mar-25	May-12	Oct-08	Apr-07	Feb-06	Aug-05	May-05
Last Prin Pay	Apr-29	Oct-16	Oct-12	Nov-09	Mar-08	Mar-06	Oct-05

Class AF-5

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.98653	99.98653	99.98653	99.98653	99.98653	99.98653	99.98653
WAL (yr)	27.43	13.41	9.41	7.03	5.53	4.18	2.68
MDR (yr)	15.19	9.77	7.46	5.87	4.77	3.71	2.47
First Prin Pay	Apr-29	Oct-16	Oct-12	Nov-09	Mar-08	Mar-06	Oct-05
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Mar-06



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Class AF-6

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.97734	99.97734	99.97734	99.97734	99.97734	99.97734	99.97734
WAL (yr)	12.04	7.99	7.10	6.27	5.42	4.65	2.99
MDR (yr)	9.23	6.63	6.03	5.44	4.79	4.17	2.77
First Prin Pay	Jun-06	Jun-06	Jun-06	Sep-06	Feb-07	Nov-07	Mar-06
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Apr-07

Class AV-1

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	18.08	4.32	3.10	2.43	1.97	1.61	1.41
MDR (yr)	15.37	4.12	3.01	2.39	1.95	1.60	1.40
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Feb-06

Class AV-2

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	18.05	4.32	3.10	2.44	1.98	1.62	1.41
MDR (yr)	15.30	4.12	3.01	2.39	1.95	1.60	1.41
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Feb-06


SAXON

Bond Sensitivity Tables

To Call

Class M-1

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.57	9.00	6.30	4.87	4.25	4.18	3.91
MDR (yr)	20.00	8.19	5.90	4.65	4.09	4.03	3.78
First Prin Pay	Oct-23	Dec-07	Aug-06	Jul-06	Oct-06	Jan-07	Apr-07
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Apr-07

Class M-2

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.57	9.00	6.30	4.85	4.13	3.81	3.77
MDR (yr)	17.42	7.71	5.65	4.46	3.86	3.58	3.55
First Prin Pay	Oct-23	Dec-07	Aug-06	Jun-06	Aug-06	Sep-06	Nov-06
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Apr-07

Class M-3

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.57	9.00	6.30	4.84	4.07	3.66	3.48
MDR (yr)	15.28	7.27	5.41	4.30	3.70	3.36	3.21
First Prin Pay	Oct-23	Dec-07	Aug-06	Jun-06	Jul-06	Jul-06	Aug-06
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Apr-07

Class B

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.57	9.00	6.30	4.84	4.04	3.62	3.38
MDR (yr)	14.09	7.00	5.26	4.20	3.60	3.27	3.08
First Prin Pay	Oct-23	Dec-07	Aug-06	Jun-06	Jun-06	Jul-06	Jul-06
Last Prin Pay	Nov-31	Oct-16	Oct-12	Jun-10	Jan-09	Jan-08	Apr-07


SAXON

Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2
This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Bond Sensitivity Tables

To Maturity

Class AF-5

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.98653	99.98653	99.98653	99.98653	99.98653	99.98653	99.98653
WAL (yr)	27.46	19.73	14.61	10.91	8.01	5.54	2.68
MDR (yr)	15.20	12.56	10.30	8.28	6.45	4.69	2.47
First Prin Pay	Apr-29	Apr-18	Dec-13	Nov-09	Mar-08	Mar-06	Oct-05
Last Prin Pay	Apr-32	Jun-29	Sep-23	Mar-19	May-16	Jan-14	Mar-06

Class AF-6

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	99.97734	99.97734	99.97734	99.97734	99.97734	99.97734	99.97734
WAL (yr)	12.04	8.10	7.41	7.02	6.79	6.68	3.33
MDR (yr)	9.23	6.69	6.23	5.97	5.81	5.74	3.03
First Prin Pay	Jun-06	Jun-06	Jun-06	Sep-06	Feb-07	Nov-07	Mar-06
Last Prin Pay	Feb-32	Apr-29	Jun-23	Jan-19	Mar-16	Nov-13	May-12

Class AV-1

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	18.17	4.39	3.15	2.47	1.99	1.62	1.41
MDR (yr)	15.43	4.18	3.05	2.42	1.97	1.61	1.40
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Apr-33	Sep-21	Mar-16	Jan-13	Sep-10	Oct-08	Feb-06

Class AV-2

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	18.14	4.40	3.15	2.47	2.00	1.62	1.41
MDR (yr)	15.36	4.18	3.05	2.42	1.97	1.61	1.41
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Apr-33	Sep-21	Mar-16	Jan-13	Sep-10	Oct-08	Feb-06

Class M-1

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.72	9.77	6.91	5.37	4.64	4.49	5.47
MDR (yr)	20.08	8.76	6.40	5.06	4.43	4.31	5.19
First Prin Pay	Oct-23	Dec-07	Aug-06	Jul-06	Oct-06	Jan-07	Jul-07
Last Prin Pay	Mar-33	Nov-25	Dec-19	May-16	Oct-13	Nov-11	Sep-11


SAXON

Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Class M-2

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.71	9.67	6.84	5.28	4.46	4.07	4.01
MDR (yr)	17.48	8.13	6.04	4.80	4.13	3.81	3.76
First Prin Pay	Oct-23	Dec-07	Aug-06	Jun-06	Aug-06	Sep-06	Nov-06
Last Prin Pay	Jan-33	Jan-24	Jun-18	Feb-15	Sep-12	Jan-11	Oct-09

Class M-3

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.69	9.45	6.67	5.13	4.30	3.84	3.62
MDR (yr)	15.32	7.52	5.65	4.51	3.87	3.51	3.33
First Prin Pay	Oct-23	Dec-07	Aug-06	Jun-06	Jul-06	Jul-06	Aug-06
Last Prin Pay	Oct-32	Mar-21	Jun-16	Apr-13	Apr-11	Oct-09	Oct-08

Class B

Prepay Speed	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	175% PPC
Price	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000	100.00000
WAL (yr)	25.62	9.17	6.43	4.94	4.12	3.68	3.43
MDR (yr)	14.10	7.09	5.34	4.28	3.66	3.31	3.12
First Prin Pay	Oct-23	Dec-07	Aug-06	Jun-06	Jun-06	Jul-06	Jul-06
Last Prin Pay	May-32	May-18	Feb-14	Jun-11	Oct-09	Aug-08	Oct-07


SAXON

Initial Mortgage Loans

As of the Statistical Cut-off Date

Total Scheduled Principal Balance:	$360,883,276.50		
Number of Loans:	2,260		
	Average	**Minimum**	**Maximum**
Original Loan Amount:	$159,815.35	$17,850.00	$1,400,000.00
Outstanding Principal Balance:	$159,682.87	$17,850.00	$1,399,200.68
	Weighted Average	**Minimum**	**Maximum**
Mortgage Rate:	7.532%	5.250%	14.375%
Combined Original LTV:	78.91%	19.13%	100.00%
Original LTV:	78.61%	10.53%	100.00%
Credit Score:	617	473	806
Gross Margin:	5.287%	3.000%	9.750%
Initial Period Rate Cap:	1.311%	1.000%	5.000%
Period Rate Cap:	1.034%	1.000%	2.000%
Life Floor:	6.712%	3.250%	12.800%
Life Cap:	14.032%	11.250%	19.800%
Months to Roll (months)	27 Months	2 Months	60 Months
Original Term (months):	344 Months	120 Months	360 Months
Remaining Term (months):	343 Months	119 Months	360 Months
Seasoning (months):	1 Months	0 Months	38 Months

Top Property State Concentrations ($):	28.33% California, 8.04% Florida , 6.17% Virginia
Maximum Zip Code Concentrations ($):	0.50% 23229

		Earliest	**Latest**
First Payment Date:		April 1, 2000	June 1, 2003
Maturity Date:		April 1, 2013	May 1, 2033
First Lien:	99.62%		
Second Lien:	0.38%		



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2
This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Current Scheduled Principal Balance

Current Scheduled Principal Balance			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$17,850.00	-	$50,000.00	69	$3,016,897.27	0.84%
$50,000.01	-	$100,000.00	704	52,865,785.24	14.65
$100,000.01	-	$150,000.00	593	73,485,701.48	20.36
$150,000.01	-	$200,000.00	366	63,786,276.34	17.68
$200,000.01	-	$250,000.00	189	42,155,511.93	11.68
$250,000.01	-	$300,000.00	132	36,037,371.68	9.99
$300,000.01	-	$350,000.00	66	21,459,730.20	5.95
$350,000.01	-	$400,000.00	54	20,089,314.32	5.57
$400,000.01	-	$450,000.00	30	12,874,789.87	3.57
$450,000.01	-	$500,000.00	20	9,641,793.28	2.67
$500,000.01	-	$550,000.00	7	3,689,987.12	1.02
$550,000.01	-	$600,000.00	15	8,726,837.42	2.42
$600,000.01	-	$650,000.00	1	629,608.42	0.17
$650,000.01	-	$700,000.00	2	1,345,793.17	0.37
$750,000.01	-	$800,000.00	5	3,889,821.36	1.08
$800,000.01	-	$850,000.00	1	840,000.00	0.23
$850,000.01	-	$900,000.00	2	1,764,678.03	0.49
$950,000.01	-	$1,000,000.00	2	1,954,178.69	0.54
$1,000,000.01	-	$1,399,200.68	2	2,629,200.68	0.73
Total:			**2,260**	**$360,883,276.50**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Current Mortgage Interest Rates

Current Mortgage Interest Rates (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
5.250% - 6.000%	164	$32,851,453.77	9.10%
6.000% - 7.000%	633	117,127,225.35	32.46
7.000% - 8.000%	720	113,076,855.34	31.33
8.000% - 9.000%	399	61,011,462.04	16.91
9.000% - 10.000%	190	22,101,854.45	6.12
10.000% - 11.000%	83	8,903,791.29	2.47
11.000% - 12.000%	43	4,088,926.65	1.13
12.000% - 13.000%	18	1,101,650.92	0.31
13.000% - 14.000%	9	520,456.69	0.14
14.000% - 14.375%	1	99,600.00	0.03
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Original Loan-to-Value Ratio(%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
10.53% - 15.00%	10	$414,107.61	0.11%
15.01% - 20.00%	18	1,237,174.43	0.34
20.01% - 25.00%	7	559,101.44	0.15
25.01% - 30.00%	6	439,281.50	0.12
30.01% - 35.00%	10	710,495.25	0.20
35.01% - 40.00%	9	1,260,059.28	0.35
40.01% - 45.00%	19	1,658,961.56	0.46
45.01% - 50.00%	18	3,047,601.25	0.84
50.01% - 55.00%	45	7,410,659.05	2.05
55.01% - 60.00%	60	12,244,108.43	3.39
60.01% - 65.00%	97	15,432,972.10	4.28
65.01% - 70.00%	158	22,966,512.84	6.36
70.01% - 75.00%	187	32,045,766.45	8.88
75.01% - 80.00%	776	130,557,918.29	36.18
80.01% - 85.00%	252	38,267,459.32	10.60
85.01% - 90.00%	506	79,864,481.14	22.13
90.01% - 95.00%	78	12,298,616.56	3.41
95.01% - 100.00%	4	468,000.00	0.13
Total:	**2,260**	**$360,883,276.50**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Remaining Scheduled Term to Maturity

Remaining Term (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
119 - 120	10	$956,876.90	0.27%
133 - 144	3	388,250.00	0.11
169 - 180	214	24,111,328.12	6.68
229 - 240	86	9,934,957.36	2.75
289 - 300	12	1,016,012.54	0.28
313 - 324	1	56,999.93	0.02
325 - 336	1	164,314.94	0.05
337 - 348	1	358,595.25	0.10
349 - 360	1,932	323,895,941.46	89.75
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Gross Margin (ARMs Only)

Gross Margin (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
3.000% - 3.000%	1	$135,701.60	0.06%
3.000% - 4.000%	161	34,166,467.99	14.74
4.000% - 5.000%	419	77,830,742.77	33.59
5.000% - 6.000%	382	62,602,769.07	27.01
6.000% - 7.000%	248	37,176,360.73	16.04
7.000% - 8.000%	90	13,931,890.94	6.01
8.000% - 9.000%	44	5,314,387.88	2.29
9.000% - 9.750%	4	581,535.20	0.25
Total:	**1,349**	**$231,739,856.18**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Maximum Lifetime Mortgage Interest Rates (ARMs Only)

Maximum Lifetime Mortgage Interest Rates (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
11.250% - 12.000%	118	$23,337,758.06	10.07%
12.000% - 13.000%	283	54,508,643.56	23.52
13.000% - 14.000%	280	53,818,088.50	23.22
14.000% - 15.000%	235	40,065,463.97	17.29
15.000% - 16.000%	210	33,781,766.07	14.58
16.000% - 17.000%	132	16,137,776.25	6.96
17.000% - 18.000%	61	7,473,000.36	3.22
18.000% - 19.000%	25	2,154,153.47	0.93
19.000% - 19.800%	5	463,205.94	0.20
Total:	**1,349**	**$231,739,856.18**	**100.00%**

Minimum Lifetime Mortgage Interest Rates (ARMs Only)

Minimum Lifetime Mortgage Interest Rates (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
3.250% - 4.000%	53	$11,164,592.18	4.82%
4.000% - 5.000%	249	48,642,592.93	20.99
5.000% - 6.000%	234	40,876,451.93	17.64
6.000% - 7.000%	164	33,921,683.76	14.64
7.000% - 8.000%	217	37,870,523.28	16.34
8.000% - 9.000%	203	32,024,381.93	13.82
9.000% - 10.000%	137	17,285,165.16	7.46
10.000% - 11.000%	61	7,013,209.15	3.03
11.000% - 12.000%	26	2,478,049.92	1.07
12.000% - 12.800%	5	463,205.94	0.20
Total:	**1,349**	**$231,739,856.18**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Next Interest Rate Adjustment Date (ARMs Only)

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
July 2003	1	$164,314.94	0.07%
September 2003	1	56,999.93	0.02
December 2003	1	299,078.34	0.13
March 2004	1	169,716.55	0.07
June 2006	2	311,662.22	0.13
July 2004	1	54,953.42	0.02
August 2008	7	1,027,140.54	0.44
September 2004	1	129,304.24	0.06
October 2004	11	1,044,942.69	0.45
November 2004	6	1,320,159.50	0.57
December 2004	3	389,693.79	0.17
January 2005	10	1,662,386.50	0.72
February 2005	27	4,487,026.90	1.94
March 2005	112	21,815,650.34	9.41
April 2005	409	76,325,993.06	32.94
May 2005	238	46,978,208.00	20.27
August 2005	1	264,311.34	0.11
September 2005	1	178,087.87	0.08
October 2005	2	222,126.06	0.10
November 2005	2	244,043.99	0.11
December 2005	7	994,859.46	0.43
January 2006	16	3,564,194.11	1.54
February 2006	18	2,372,260.27	1.02
March 2006	57	10,090,223.29	4.35
April 2006	215	30,221,206.06	13.04
May 2006	194	26,347,956.18	11.37
September 2007	1	284,436.10	0.12
April 2008	3	530,120.49	0.23
May 2008	1	188,800.00	0.08
Total:	**1,349**	**$231,739,856.18**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Primary	2,146	$349,484,770.90	96.84%
Investor	102	9,458,253.63	2.62
Second Home	12	1,940,251.97	0.54
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Full Documentation	1,663	$244,200,445.88	67.67%
Limited Documentation	93	20,314,965.06	5.63
Stated Documentation	504	96,367,865.56	26.7
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Cash Out Refinance	1,658	$261,063,257.13	72.34%
Purchase	392	64,263,460.06	17.81
Refinance	210	35,556,559.31	9.85
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Single Family Detached	1,833	$287,919,702.34	79.78%
Planned Unit Development	185	39,362,723.27	10.91
Low Rise Condominium	87	12,948,910.24	3.59
2-4 Family	64	10,068,917.13	2.79
Townhouse	28	4,432,490.23	1.23
Manufactured Housing	42	3,324,284.19	0.92
Single Family Attached	13	1,652,215.11	0.46
High Rise Condominium	8	1,174,033.99	0.33
Total:	**2,260**	**$360,883,276.50**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Loan Types

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
2 Year LIBOR ARM	826	$155,188,525.95	43.00%
30 year fixed	560	85,808,395.90	23.78
Three year LIBOR ARM	516	75,079,178.75	20.80
15 year fixed	131	13,802,165.75	3.82
30/15 Year Balloon	81	9,807,412.37	2.72
20 Year Fixed	85	9,334,957.36	2.59
Fixed 5/25 Int.Only	26	6,927,599.50	1.92
25 year fixed	12	1,016,012.54	0.28
5 Year ARM	5	1,003,356.59	0.28
10 Year Fixed	10	956,876.90	0.27
Fixed 5/15 Int.Only	1	600,000.00	0.17
Fixed 5/10 Int.Only	2	501,750.00	0.14
One-Year Treasury ARM	2	468,794.89	0.13
12 Year Fixed	3	388,250.00	0.11
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Credit Score

Credit Score	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Not Available	19	$2,382,471.14	0.66%
473 - 499	9	1,381,213.22	0.38
500 - 549	384	55,955,219.30	15.51
550 - 599	541	84,213,370.30	23.34
600 - 649	699	111,387,878.30	30.87
650 - 699	421	71,888,756.63	19.92
700 - 749	136	25,207,505.57	6.98
750 - 799	50	8,387,015.61	2.32
800 - 806	1	79,846.43	0.02
Total:	**2,260**	**$360,883,276.50**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Credit Grade

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
A+	957	$163,476,340.08	45.30%
A	487	80,867,023.91	22.41
A-	501	76,821,706.82	21.29
B	194	25,206,788.66	6.98
C	104	12,091,145.32	3.35
D	17	2,420,271.71	0.67
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Delinquency

Loan Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Current	2,241	$356,595,523.03	98.81%
Delinquency 30 Days	19	4,287,753.47	1.19
Total:	**2,260**	**$360,883,276.50**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

State Distribution

State Distribution	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Alaska	4	$783,155.55	0.22%
Arizona	52	8,525,039.37	2.36
Arkansas	11	1,135,887.34	0.31
California	472	102,238,910.27	28.33
Colorado	47	10,406,550.09	2.88
Connecticut	69	11,930,511.20	3.31
Delaware	5	950,838.07	0.26
Florida	236	28,998,584.26	8.04
Georgia	55	7,350,555.70	2.04
Hawaii	6	1,861,770.44	0.52
Idaho	3	423,941.07	0.12
Illinois	79	12,636,573.41	3.50
Indiana	23	2,295,968.80	0.64
Iowa	10	915,260.05	0.25
Kansas	22	2,265,651.25	0.63
Kentucky	17	2,690,538.11	0.75
Louisiana	28	3,279,476.64	0.91
Maine	6	661,948.74	0.18
Maryland	70	15,075,149.07	4.18
Massachusetts	18	3,852,369.02	1.07
Michigan	76	7,896,518.03	2.19
Minnesota	9	1,552,516.50	0.43
Mississippi	25	3,089,991.45	0.86
Missouri	44	4,200,599.35	1.16
Montana	2	152,570.75	0.04
Nebraska	7	1,097,881.76	0.30
Nevada	41	7,175,112.42	1.99
New Hampshire	7	853,112.33	0.24
New Jersey	65	11,916,862.76	3.30
New Mexico	8	1,006,470.16	0.28
New York	71	11,900,920.71	3.30
North Carolina	41	5,729,521.21	1.59
North Dakota	4	232,460.00	0.06
Ohio	66	7,400,209.25	2.05
Oklahoma	16	1,601,968.66	0.44
Oregon	45	6,835,846.69	1.89
Pennsylvania	52	7,756,566.78	2.15
Rhode Island	10	1,794,219.69	0.50
South Carolina	12	1,974,839.22	0.55
South Dakota	8	725,813.55	0.20
Tennessee	44	4,149,464.60	1.15
Texas	148	15,259,176.55	4.23
Utah	11	1,620,490.59	0.45
Vermont	1	62,237.69	0.02
Washington	51	8,651,819.78	2.40
Virginia	121	22,254,633.66	6.17
West Virginia	12	1,770,688.32	0.49
Wisconsin	29	3,871,879.05	1.07
Wyoming	1	70,206.54	0.02
Total:	**2,260**	**$360,883,276.50**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2
This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Prepayment Penalty

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
12 Months	38	$6,047,124.23	1.68%
24 Months	623	114,619,820.26	31.76
30 Months	8	1,578,071.29	0.44
36 Months	1,005	144,373,949.57	40.01
60 Months	25	3,526,305.37	0.98
Miscellaneous	86	14,662,351.99	4.06
No Prepayment Penalty	475	76,075,653.79	21.08
Total:	**2,260**	**$360,883,276.50**	**100.00%**

Interest Only Term

Interest Only Term	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
0 Months	2,231	$352,853,927.00	97.78%
60 Months	29	8,029,349.50	2.22
Total:	**2,260**	**$360,883,276.50**	**100.00%**



Initial Group I Mortgage Loans

As of the Statistical Cut-off Date

Total Scheduled Principal Balance:	$129,143,420.32		
Number of Loans:	911		
	Average	**Minimum**	**Maximum**
Original Loan Amount:	$141,874.16	$17,850.00	$955,000.00
Outstanding Principal Balance:	$141,760.07	$17,850.00	$955,000.00
	Weighted Average	**Minimum**	**Maximum**
Mortgage Rate:	7.446%	5.800%	14.375%
Combined Original LTV:	76.88%	19.13%	100.00%
Original LTV:	76.04%	10.53%	100.00%
Credit Score:	634	478	806
Original Term (months):	314	120	360
Remaining Term (months):	314	119	360
Seasoning (months):	1	0	7

Top Property State Concentrations (%):	25.04% California, 8.49% Florida, 7.68% Texas
Maximum Zip Code Concentrations ($):	0.92% 94514

	Earliest	**Latest**
First Payment Date:	November 1, 2002	June 1, 2003
Maturity Date:	April 1, 2013	May 1, 2033

First Lien:	98.94%
Second Lien:	1.06%


SAXON

Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Current Scheduled Principal Balance

Current Scheduled Principal Balance			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$17,850.00	-	$50,000.00	46	$1,942,868.55	1.50%
$50,000.01	-	$100,000.00	355	26,059,169.89	20.18
$100,000.01	-	$150,000.00	219	27,252,484.69	21.10
$150,000.01	-	$200,000.00	132	22,898,499.41	17.73
$200,000.01	-	$250,000.00	57	12,711,367.54	9.84
$250,000.01	-	$300,000.00	31	8,333,387.21	6.45
$300,000.01	-	$350,000.00	27	8,724,593.36	6.76
$350,000.01	-	$400,000.00	12	4,354,084.67	3.37
$400,000.01	-	$450,000.00	11	4,659,831.46	3.61
$450,000.01	-	$500,000.00	8	3,832,933.30	2.97
$500,000.01	-	$550,000.00	2	1,044,482.34	0.81
$550,000.01	-	$600,000.00	8	4,706,717.90	3.64
$750,000.01	-	$800,000.00	1	768,000.00	0.59
$850,000.01	-	$900,000.00	1	900,000.00	0.70
$950,000.01	-	$955,000.00	1	955,000.00	0.74
Total:			**911**	**$129,143,420.32**	**100.00%**

Current Mortgage Interest Rates

Current Mortgage Interest Rate (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
5.800%	-	6.000%	44	$8,780,658.22	6.80%
6.000%	-	7.000%	280	47,040,643.67	36.43
7.000%	-	8.000%	328	45,186,940.82	34.99
8.000%	-	9.000%	152	19,688,139.63	15.25
9.000%	-	10.000%	47	4,045,263.17	3.13
10.000%	-	11.000%	20	1,532,396.41	1.19
11.000%	-	12.000%	17	1,610,876.73	1.25
12.000%	-	13.000%	13	638,444.98	0.49
13.000%	-	14.000%	9	520,456.69	0.4
14.000%	-	14.375%	1	99,600.00	0.08
Total:			**911**	**$129,143,420.32**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

Original Combined LTV (%)

Original Combined LTV (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
10.53 - 15.00	10	$414,107.61	0.32%
15.01 - 20.00	17	1,114,174.43	0.86
20.01 - 25.00	3	268,271.28	0.21
25.01 - 30.00	5	343,352.75	0.27
30.01 - 35.00	6	412,713.32	0.32
35.01 - 40.00	3	793,279.82	0.61
40.01 - 45.00	12	1,073,316.39	0.83
45.01 - 50.00	11	2,039,104.73	1.58
50.01 - 55.00	26	3,449,724.78	2.67
55.01 - 60.00	39	6,576,437.02	5.09
60.01 - 65.00	44	6,129,780.72	4.75
65.01 - 70.00	82	10,393,067.11	8.05
70.01 - 75.00	97	14,318,215.26	11.09
75.01 - 80.00	276	40,772,812.50	31.57
80.01 - 85.00	85	13,019,221.22	10.08
85.01 - 90.00	168	24,451,523.96	18.93
90.01 - 95.00	24	3,306,317.42	2.56
95.01 - 100.00	3	268,000.00	0.21
Total:	**911**	**$129,143,420.32**	**100.00%**

Remaining Term to Maturity

Remaining Term (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
119 - 120	10	$956,876.90	0.74%
133 - 144	3	388,250.00	0.30
169 - 180	214	24,111,328.12	18.67
229 - 240	86	9,934,957.36	7.69
289 - 300	12	1,016,012.54	0.79
349 - 360	586	92,735,995.40	71.81
Total:	**911**	**$129,143,420.32**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2
This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Primary	848	$123,060,819.33	95.29%
Investor	55	4,929,494.30	3.82
Second Home	8	1,153,106.69	0.89
Total:	**911**	**$129,143,420.32**	**100.00%**

Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Full Documentation	686	$91,382,205.02	70.76%
Stated Documentation	58	12,112,049.95	9.38
Limited Documentation	167	25,649,165.35	19.86
Total:	**911**	**$129,143,420.32**	**100.00%**

Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Cash Out Refinance	722	$102,922,056.27	79.70%
Refinance	83	9,181,598.65	7.11
Purchase	106	17,039,765.40	13.19
Total:	**911**	**$129,143,420.32**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Single Family Detached	765	$108,324,429.64	83.88%
Planned Unit Development	49	8,968,134.92	6.94
2-4 Family	29	4,296,224.22	3.33
Low Rise Condominium	33	4,262,711.65	3.30
Manufactured Housing	19	1,481,548.25	1.15
Single Family Attached	7	923,866.79	0.72
Townhouse	7	776,004.85	0.60
High Rise Condominium	2	110,500.00	0.09
Total:	**911**	**$129,143,420.32**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

Mortgage Loan Type

Mortgage Loan Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
30 year fixed	560	$85,808,395.90	66.44%
15 year fixed	131	13,802,165.75	10.69
30/15 Year Balloon	81	9,807,412.37	7.59
20 Year Fixed	85	9,334,957.36	7.23
Fixed 5/25 Int.Only	26	6,927,599.50	5.36
25 year fixed	12	1,016,012.54	0.79
10 Year Fixed	10	956,876.90	0.74
Fixed 5/15 Int.Only	1	600,000.00	0.46
Fixed 5/10 Int.Only	2	501,750.00	0.39
12 Year Fixed	3	388,250.00	0.30
Total:	**911**	**$129,143,420.32**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

State Distribution

State Distribution	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Alaska	3	$718,155.55	0.56%
Arizona	14	3,256,282.12	2.52
Arkansas	4	358,070.20	0.28
California	170	32,343,771.16	25.04
Colorado	14	2,900,890.96	2.25
Connecticut	32	4,772,566.95	3.70
Delaware	2	294,300.00	0.23
Florida	95	10,966,058.27	8.49
Georgia	30	4,026,116.02	3.12
Hawaii	3	1,086,087.50	0.84
Idaho	2	176,200.00	0.14
Illinois	29	3,716,472.00	2.88
Indiana	7	555,483.68	0.43
Iowa	4	304,312.45	0.24
Kansas	7	608,138.72	0.47
Kentucky	8	1,419,004.04	1.10
Louisiana	20	2,373,069.01	1.84
Maine	4	416,332.09	0.32
Maryland	10	1,564,606.97	1.21
Massachusetts	6	1,266,056.38	0.98
Michigan	23	1,831,393.24	1.42
Minnesota	2	257,898.59	0.20
Mississippi	14	1,517,422.60	1.17
Missouri	14	1,317,360.67	1.02
Montana	1	56,700.00	0.04
Nebraska	4	494,063.98	0.38
Nevada	14	2,537,055.59	1.96
New Hampshire	3	394,291.22	0.31
New Jersey	21	3,454,024.13	2.67
New Mexico	1	149,894.13	0.12
New York	38	6,165,247.46	4.77
North Carolina	14	2,200,838.76	1.70
North Dakota	1	50,000.00	0.04
Ohio	24	2,564,858.38	1.99
Oklahoma	10	926,792.73	0.72
Oregon	21	2,988,508.39	2.31
Pennsylvania	27	4,057,233.52	3.14
Rhode Island	5	1,074,986.71	0.83
South Carolina	2	247,800.00	0.19
South Dakota	2	237,394.69	0.18
Tennessee	29	2,564,643.29	1.99
Texas	101	9,916,408.68	7.68
Utah	2	315,300.00	0.24
Vermont	1	62,237.69	0.05
Virginia	44	6,790,021.08	5.26
Washington	18	2,752,777.24	2.13
West Virginia	6	668,466.20	0.52
Wisconsin	5	427,827.28	0.33
Total:	**911**	**$129,143,420.32**	**100.00%**



Credit Score

Credit Score			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Not Available			13	$1,233,037.72	0.95%
478	to	499	1	150,898.23	0.12
500	to	549	66	8,176,494.64	6.33
550	to	599	195	25,107,687.21	19.44
600	to	649	340	48,307,150.10	37.41
650	to	699	203	30,869,266.53	23.90
700	to	749	65	10,695,766.95	8.28
750	to	799	27	4,523,272.51	3.50
800	to	806	1	79,846.43	0.06
Total:			**911**	**$129,143,420.32**	**100.00%**

Credit Grade

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
A+	474	$71,160,292.37	55.10%
A	233	31,774,939.84	24.60
A-	142	18,731,617.64	14.50
B	38	4,365,400.59	3.38
C	22	2,776,171.52	2.15
D	2	334,998.36	0.26
Total:	**911**	**$129,143,420.32**	**100.00%**

Delinquency

Delinquency	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Current	905	$128,008,540.88	99.12%
Delinquent 30 Days	6	1,134,879.44	0.88
Total:	**911**	**$129,143,420.32**	**100.00%**

Amortization Type

Balloon Flag	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Fully Amortizing	830	$119,336,007.95	92.41%
30/15 Year Balloon	81	9,807,412.37	7.59
Total:	**911**	**$129,143,420.32**	**100.00%**



Prepayment Penalty

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
12 Months	37	$5,956,948.28	4.61%
24 Months	11	1,968,699.06	1.52
30 Months	4	810,723.86	0.63
36 Months	595	85,869,187.69	66.49
60 Months	19	2,287,156.80	1.77
Miscellaneous	18	2,603,933.68	2.02
No Prepayment Penalty	227	29,646,770.95	22.96
Total:	**911**	**$129,143,420.32**	**100.00%**

Interest Only Term

Interest Only Term (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
0 Months	882	$121,114,070.82	93.78%
60 Months	29	8,029,349.50	6.22
Total:	**911**	**$129,143,420.32**	**100.00%**

Lien Position

Lien Position	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
First Lien	885	$127,775,024.36	98.94%
Second Lien	26	1,368,395.96	1.06
Total:	**911**	**$129,143,420.32**	**100.00%**



Initial Group II Mortgage Loans

As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$115,863,205.71		
Number of Loans:	750		
	Average	**Minimum**	**Maximum**
Original Loan Amount:	$154,619.66	$42,700.00	$375,000.00
Outstanding Principal Balance:	$154,484.27	$42,639.12	$375,000.00
	Weighted Average	**Minimum**	**Maximum**
Mortgage Rate:	7.607%	5.250%	12.250%
Gross Margin:	5.259%	3.000%	7.990%
Initial Period Rate Cap:	1.340%	1.000%	5.000%
Period Rate Cap:	1.035%	1.000%	2.000%
Life Floor:	6.773%	3.250%	12.250%
Life Cap:	14.074%	11.250%	19.250%
Months to Roll (months)	27 Months	2 Months	59 Months
Original LTV:	80.93%	19.74%	100.00%
Credit Score:	607	488	795
Original Term (months):	360 Months	360 Months	360 Months
Remaining Term (months):	359 Months	322 Months	360 Months
Seasoning (months):	1 Months	0 Months	38 Months
Top Property State Concentrations ($):	28.65% California, 10.77% Florida, 6.17% Virginia		
Maximum Zip Code Concentrations ($):	0.56% 06902		
		Earliest	**Latest**
First Payment Date:		April 1, 2000	June 1, 2003
Maturity Date:		March 1, 2030	May 1, 2033


SAXON

Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Current Scheduled Principal Balance

Current Scheduled Principal Balance			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$42,639.12	-	$50,000.00	14	$677,637.26	0.58%
$50,000.01	-	$100,000.00	194	15,232,526.83	13.15
$100,000.01	-	$150,000.00	217	26,881,588.59	23.20
$150,000.01	-	$200,000.00	135	23,645,446.42	20.41
$200,000.01	-	$250,000.00	70	15,643,859.15	13.50
$250,000.01	-	$300,000.00	100	27,405,788.20	23.65
$300,000.01	-	$350,000.00	19	6,001,359.26	5.18
$350,000.01	-	$375,000.00	1	375,000.00	0.32
Total:			**750**	**$115,863,205.71**	**100.00%**

Current Mortgage Interest Rate

Current Mortgage Interest Rate (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
5.250%	-	6.000%	64	$10,657,088.17	9.20%
6.000%	-	7.000%	195	35,753,149.76	30.86
7.000%	-	8.000%	217	33,474,868.30	28.89
8.000%	-	9.000%	154	22,051,636.73	19.03
9.000%	-	10.000%	77	9,348,540.64	8.07
10.000%	-	11.000%	32	3,661,943.27	3.16
11.000%	-	12.000%	10	856,794.86	0.74
12.000%	-	12.250%	1	59,183.98	0.05
Total:			**750**	**$115,863,205.71**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
19.74 - 20.00	1	$123,000.00	0.11%
20.01 - 25.00	4	290,830.16	0.25
25.01 - 30.00	1	95,928.75	0.08
30.01 - 35.00	3	247,799.68	0.21
35.01 - 40.00	2	166,958.49	0.14
40.01 - 45.00	6	455,645.17	0.39
45.01 - 50.00	3	402,221.52	0.35
50.01 - 55.00	8	897,431.15	0.77
55.01 - 60.00	11	1,774,550.99	1.53
60.01 - 65.00	25	3,304,282.58	2.85
65.01 - 70.00	37	4,908,456.92	4.24
70.01 - 75.00	51	7,595,525.54	6.56
75.01 - 80.00	287	47,127,148.03	40.67
80.01 - 85.00	93	13,755,285.85	11.87
85.01 - 90.00	187	29,700,333.86	25.63
90.01 - 95.00	30	4,817,807.02	4.16
95.01 - 100.00	1	200,000.00	0.17
Total:	**750**	**$115,863,205.71**	**100.00%**

Remaining Scheduled Term to Maturity

Remaining Term (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
322 - 324	1	$56,999.93	0.05%
325 - 336	1	164,314.94	0.14
349 - 360	748	115,641,890.84	99.81
Total:	**750**	**$115,863,205.71**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Gross Margin

Gross Margin (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
3.000%	-	3.000%	1	$135,701.60	0.12%
3.000%	-	4.000%	79	15,043,277.14	12.98
4.000%	-	5.000%	234	38,827,099.64	33.51
5.000%	-	6.000%	231	33,901,327.31	29.26
6.000%	-	7.000%	150	20,678,342.82	17.85
7.000%	-	7.990%	55	7,277,457.20	6.28
Total:			**750**	**$115,863,205.71**	**100.00%**

Maximum Lifetime Mortgage Interest Rates

Maximum Lifetime Mortgage Interest Rates (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
11.250%	-	12.000%	65	$10,941,524.27	9.44%
12.000%	-	13.000%	153	27,832,752.57	24.02
13.000%	-	14.000%	156	25,679,712.84	22.16
14.000%	-	15.000%	124	18,212,624.78	15.72
15.000%	-	16.000%	143	20,852,035.11	18.00
16.000%	-	17.000%	69	7,988,925.00	6.90
17.000%	-	18.000%	29	3,439,652.30	2.97
18.000%	-	19.000%	10	856,794.86	0.74
19.000%	-	19.250%	1	59,183.98	0.05
Total:			**750**	**$115,863,205.71**	**100.00%**

Minimum Lifetime Mortgage Interest Rates

Minimum Lifetime Mortgage Interest Rates (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
3.250%	-	4.000%	25	$4,398,018.10	3.80%
4.000%	-	5.000%	139	24,651,900.43	21.28
5.000%	-	6.000%	129	20,194,004.24	17.43
6.000%	-	7.000%	87	16,211,789.07	13.99
7.000%	-	8.000%	119	18,110,713.58	15.63
8.000%	-	9.000%	134	18,909,221.78	16.32
9.000%	-	10.000%	75	9,063,822.13	7.82
10.000%	-	11.000%	31	3,407,757.54	2.94
11.000%	-	12.000%	10	856,794.86	0.74
12.000%	-	12.250%	1	59,183.98	0.05
Total:			**750**	**$115,863,205.71**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2
This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
July 2003	1	$164,314.94	0.14%
September 2003	1	56,999.93	0.05
December 2003	1	299,078.34	0.26
June 2004	1	73,121.80	0.06
July 2004	1	54,953.42	0.05
August 2004	5	940,238.66	0.81
September 2009	1	129,304.24	0.11
October 2004	7	699,014.39	0.60
November 2004	3	626,638.85	0.54
December 2004	1	130,720.54	0.11
January 2005	5	937,176.04	0.81
February 2005	16	2,271,301.92	1.96
March 2005	63	9,800,560.31	8.46
April 2005	237	37,544,753.38	32.40
May 2005	126	21,799,844.00	18.82
August 2005	1	264,311.34	0.23
October 2005	2	222,126.06	0.19
December 2005	4	680,206.14	0.59
January 2006	7	1,284,273.78	1.11
February 2006	13	1,782,234.86	1.54
March 2006	31	5,207,970.78	4.49
April 2006	118	15,952,984.28	13.77
May 2006	101	14,126,521.12	12.19
September 2009	1	284,436.10	0.25
April 2008	3	530,120.49	0.46
Total:	**750**	**$115,863,205.71**	**100.00%**

Occupancy Type of Mortgaged Premises

Occupancy Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Primary Home	720	$112,922,236.86	97.46%
Investment	28	2,808,678.19	2.42
Second Home	2	132,290.66	0.11
Total:	**750**	**$115,863,205.71**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Full Documentation	528	$76,092,983.24	65.67%
Limited Documentation	24	4,072,491.00	3.51
Stated Documentation	198	35,697,731.47	30.81
Total:	**750**	**$115,863,205.71**	**100.00%**

Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Cash Out Refinance	523	$78,800,372.97	68.01%
Refinance	180	29,545,706.29	25.50
Purchase	47	7,517,126.45	6.49
Total:	**750**	**$115,863,205.71**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Single Family Detached	597	89,870,269.51	77.57%
Planned Unit Development	66	11,850,535.04	10.23
Low Rise Condominium	28	5,012,532.29	4.33
2-4 Family	24	$4,227,587.29	3.65
Townhouse	17	2,789,922.28	2.41
High Rise Condominium	5	893,548.12	0.77
Manufactured Housing	8	640,762.86	0.55
Single Family Attached	5	578,048.32	0.50
Total:	**750**	**$115,863,205.71**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Loan Types

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
2 Year LIBOR ARM	466	$75,007,627.55	64.74%
Three year LIBOR ARM	279	39,741,943.23	34.30
5 Year ARM	4	814,556.59	0.70
One-Year Treasury ARM	1	299,078.34	0.26
Total:	**750**	**$115,863,205.71**	**100.00%**

Credit Score

Credit Score			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Not Available			4	$632,318.80	0.55%
488	to	499	4	440,015.65	0.38
500	to	549	186	26,611,187.92	22.97
550	to	599	192	28,047,653.00	24.21
600	to	649	192	30,149,632.36	26.02
650	to	699	122	21,310,330.10	18.39
700	to	749	33	5,756,470.95	4.97
750	to	795	17	2,915,596.93	2.52
Total:			**750**	**$115,863,205.71**	**100.00%**

Credit Grade

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
A+	263	$45,599,963.36	39.36%
A	137	21,989,713.73	18.98
A-	215	30,571,138.07	26.39
B	93	12,706,678.00	10.97
C	36	4,319,495.31	3.73
D	6	676,217.24	0.58
Total:	**750**	**$115,863,205.71**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Delinquency

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Current	744	$115,027,823.30	99.28%
Delinquent 30 Days	6	835,382.41	0.72
Total:	**750**	**$115,863,205.71**	**100.00%**


SAXON

Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

State Distribution

State Distribution	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Alaska	1	$65,000.00	0.06%
Arizona	23	3,046,225.24	2.63
Arkansas	6	713,817.14	0.62
California	163	33,198,287.95	28.65
Colorado	15	2,563,161.45	2.21
Connecticut	19	3,438,132.20	2.97
Delaware	1	100,275.00	0.09
Florida	96	12,473,487.26	10.77
Georgia	15	2,100,716.73	1.81
Hawaii	3	775,682.94	0.67
Illinois	25	3,978,312.30	3.43
Indiana	10	1,184,341.08	1.02
Iowa	2	150,151.57	0.13
Kansas	8	840,919.89	0.73
Kentucky	4	741,680.30	0.64
Louisiana	2	316,216.41	0.27
Maine	1	95,316.65	0.08
Maryland	32	5,612,453.27	4.84
Massachusetts	6	1,336,202.36	1.15
Michigan	30	3,561,321.32	3.07
Minnesota	3	361,396.76	0.31
Mississippi	6	772,292.47	0.67
Missouri	15	1,640,794.37	1.42
Nevada	17	2,750,912.32	2.37
New Hampshire	1	164,861.38	0.14
New Jersey	20	3,127,276.45	2.70
New Mexico	3	406,080.49	0.35
New York	21	3,973,756.88	3.43
North Carolina	16	1,844,623.73	1.59
North Dakota	1	59,200.00	0.05
Ohio	24	2,850,507.24	2.46
Oklahoma	3	321,903.01	0.28
Oregon	15	2,177,724.76	1.88
Pennsylvania	14	1,632,607.15	1.41
Rhode Island	3	431,680.72	0.37
South Carolina	4	381,277.43	0.33
South Dakota	4	346,949.34	0.30
Tennessee	5	687,591.45	0.59
Texas	31	3,143,422.18	2.71
Utah	5	770,231.65	0.66
Virginia	44	7,153,506.56	6.17
Washington	16	2,522,294.46	2.18
West Virginia	1	81,547.30	0.07
Wisconsin	16	1,969,066.55	1.70
Total:	**750**	**$115,863,205.71**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

Prepayment Penalty

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
12 Months	1	$90,175.95	0.08%
24 Months	355	56,806,182.43	49.03
30 Months	2	406,586.83	0.35
36 Months	215	30,435,773.78	26.27
60 Months	5	801,398.52	0.69
Miscellaneous	39	6,063,150.70	5.23
No Prepayment Penalty	133	21,259,937.50	18.35
Total:	**750**	**$115,863,205.71**	**100.00%**


SAXON

Initial Group III Mortgage Loans

As of the Statistical Cut-off Date

Total Outstanding Principal Balance:	$115,876,650.47		
Number of Loans:	599		
	Average	**Minimum**	**Maximum**
Original Loan Amount:	$193,606.99	$27,200.00	$1,400,000.00
Outstanding Principal Balance:	$193,450.17	$26,997.76	$1,399,200.68
	Weighted Average	**Minimum**	**Maximum**
Mortgage Rate:	7.554%	5.250%	12.800%
Gross Margin:	5.314%	3.125%	9.750%
Initial Period Rate Cap:	1.281%	1.000%	3.000%
Period Rate Cap:	1.032%	1.000%	2.000%
Life Floor:	6.651%	3.250%	12.800%
Life Cap:	13.989%	11.250%	19.800%
Months to Roll (months)	27 Months	10 Months	60 Months
Original LTV:	79.16%	34.48%	95.00%
Credit Score:	607	473	799
Original Term (months):	360 Months	360 Months	360 Months
Remaining Term (months):	359 Months	347 Months	360 Months
Seasoning (months):	1 Month	0 Months	13 Months
Top Property State Concentrations (%):	31.67% California, 7.17% Virginia, 6.82% Maryland		
Maximum Zip Code Concentrations ($):	1.21% 23229		
		Earliest	**Latest**
First Payment Date:		May 1, 2002	June 1, 2003
Maturity Date:		April 1, 2032	May 1, 2033


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Current Scheduled Principal Balance

Remaining Principal Balance			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
$26,997.76	-	$50,000.00	9	$396,391.46	0.34%
$50,000.01	-	$100,000.00	155	11,574,088.52	9.99
$100,000.01	-	$150,000.00	157	19,351,628.20	16.70
$150,000.01	-	$200,000.00	99	17,242,330.51	14.88
$200,000.01	-	$250,000.00	62	13,800,285.24	11.91
$250,000.01	-	$300,000.00	1	298,196.27	0.26
$300,000.01	-	$350,000.00	20	6,733,777.58	5.81
$350,000.01	-	$400,000.00	41	15,360,229.65	13.26
$400,000.01	-	$450,000.00	19	8,214,958.41	7.09
$450,000.01	-	$500,000.00	12	5,808,859.98	5.01
$500,000.01	-	$550,000.00	5	2,645,504.78	2.28
$550,000.01	-	$600,000.00	7	4,020,119.52	3.47
$600,000.01	-	$650,000.00	1	629,608.42	0.54
$650,000.01	-	$700,000.00	2	1,345,793.17	1.16
$750,000.01	-	$800,000.00	4	3,121,821.36	2.69
$800,000.01	-	$850,000.00	1	840,000.00	0.72
$850,000.01	-	$900,000.00	1	864,678.03	0.75
$950,000.01	-	$1,000,000.00	1	999,178.69	0.86
$1,000,000.01	-	$1,399,200.68	2	2,629,200.68	2.27
Total:			**599**	**$115,876,650.47**	**100.00%**

Current Mortgage Interest Rates

Current Mortgage Interest Rates (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
5.250%	-	6.000%	56	$13,413,707.38	11.58%
6.000%	-	7.000%	158	34,333,431.92	29.63
7.000%	-	8.000%	175	34,415,046.22	29.70
8.000%	-	9.000%	93	19,271,685.68	16.63
9.000%	-	10.000%	66	8,708,050.64	7.51
10.000%	-	11.000%	31	3,709,451.61	3.20
11.000%	-	12.000%	16	1,621,255.06	1.40
12.000%	-	12.800%	4	404,021.96	0.35
Total:			**599**	**$115,876,650.47**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
34.48 - 35.00	1	$49,982.25	0.04%
35.01 - 40.00	4	299,820.97	0.26
40.01 - 45.00	1	130,000.00	0.11
45.01 - 50.00	4	606,275.00	0.52
50.01 - 55.00	11	3,063,503.12	2.64
55.01 - 60.00	10	3,893,120.42	3.36
60.01 - 65.00	28	5,998,908.80	5.18
65.01 - 70.00	39	7,664,988.81	6.61
70.01 - 75.00	39	10,132,025.65	8.74
75.01 - 80.00	213	42,657,957.76	36.81
80.01 - 85.00	74	11,492,952.25	9.92
85.01 - 90.00	151	25,712,623.32	22.19
90.01 - 95.00	24	4,174,492.12	3.60
Total:	**599**	**$115,876,650.47**	**100.00%**

Remaining Scheduled Term to Maturity

Remaining Term (Months)	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
337 - 348	1	$358,595.25	0.31%
349 - 360	598	115,518,055.22	99.69
Total:	**599**	**$115,876,650.47**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Gross Margin

Gross Margin (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
3.125%	-	4.000%	82	$19,123,190.85	16.50%
4.000%	-	5.000%	185	39,003,643.13	33.66
5.000%	-	6.000%	151	28,701,441.76	24.77
6.000%	-	7.000%	98	16,498,017.91	14.24
7.000%	-	8.000%	35	6,654,433.74	5.74
8.000%	-	9.000%	44	5,314,387.88	4.59
9.000%	-	9.750%	4	581,535.20	0.50
Total:			**599**	**$115,876,650.47**	**100.00%**

Minimum Lifetime Mortgage Interest Rates

Minimum Lifetime Mortgage Interest Rates (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
3.250%	-	4.000%	28	$6,766,574.08	5.84%
4.000%	-	5.000%	110	23,990,692.50	20.70
5.000%	-	6.000%	105	20,682,447.69	17.85
6.000%	-	7.000%	77	17,709,894.69	15.28
7.000%	-	8.000%	98	19,759,809.70	17.05
8.000%	-	9.000%	69	13,115,160.15	11.32
9.000%	-	10.000%	62	8,221,343.03	7.09
10.000%	-	11.000%	30	3,605,451.61	3.11
11.000%	-	12.000%	16	1,621,255.06	1.40
12.000%	-	12.800%	4	404,021.96	0.35
Total:			**599**	**$115,876,650.47**	**100.00%**

Maximum Lifetime Mortgage Interest Rates

Maximum Lifetime Mortgage Interest Rates (%)			Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
11.250%	-	12.000%	53	$12,396,233.79	10.70%
12.000%	-	13.000%	130	26,675,890.99	23.02
13.000%	-	14.000%	124	28,138,375.66	24.28
14.000%	-	15.000%	111	21,852,839.19	18.86
15.000%	-	16.000%	67	12,929,730.96	11.16
16.000%	-	17.000%	63	8,148,851.25	7.03
17.000%	-	18.000%	32	4,033,348.06	3.48
18.000%	-	19.000%	15	1,297,358.61	1.12
19.000%	-	19.800%	4	404,021.96	0.35
Total:			**599**	**$115,876,650.47**	**100.00%**



Saxon Asset Securities Trust
Mortgage Loan Asset Backed Certificates, Series 2003-2

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
March 2004	1	$169,716.55	0.15%
June 2004	1	238,540.42	0.21
August 2004	2	86,901.88	0.07
October 2004	4	345,928.30	0.30
November 2004	3	693,520.65	0.60
December 2004	2	258,973.25	0.22
January 2005	5	725,210.46	0.63
February 2005	11	2,215,724.98	1.91
March 2005	49	12,015,090.03	10.37
April 2005	172	38,781,239.68	33.47
May 2005	112	25,178,364.00	21.73
September 2005	1	178,087.87	0.15
November 2005	2	244,043.99	0.21
December 2005	3	314,653.32	0.27
January 2006	9	2,279,920.33	1.97
February 2006	5	590,025.41	0.51
March 2006	26	4,882,252.51	4.21
April 2006	97	14,268,221.78	12.31
May 2006	93	12,221,435.06	10.55
May 2008	1	188,800.00	0.16
Total:	**599**	**$115,876,650.47**	**100.00%**

Occupancy Type of Mortgage Premises

Occupancy Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Primary	578	$113,501,714.71	97.95%
Investor	19	1,720,081.14	1.48
Second Home	2	654,854.62	0.57
Total:	**599**	**$115,876,650.47**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Origination Program

Origination Program	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Full Documentation	449	$76,725,257.62	66.21%
Stated Documentation	139	35,020,968.74	30.22
Limited Documentation	11	4,130,424.11	3.56
Total:	**599**	**$115,876,650.47**	**100.00%**

Mortgage Loan Purpose

Mortgage Loan Purpose	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Cash Out Refinance	413	$79,340,827.89	68.47%
Purchase	129	25,536,155.12	22.04
Refinance	57	10,999,667.46	9.49
Total:	**599**	**$115,876,650.47**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Single Family Detached	471	$89,725,003.19	77.43%
Planned Unit Development	70	18,544,053.31	16.00
Low Rise Condominium	26	3,673,666.30	3.17
2-4 Family	11	1,545,105.62	1.33
Manufactured Housing	15	1,201,973.08	1.04
Townhouse	4	866,563.10	0.75
High Rise Condominium	1	169,985.87	0.15
Single Family Attached	1	150,300.00	0.13
Total:	**599**	**$115,876,650.47**	**100.00%**



Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Loan Types

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
2 Year LIBOR ARM	360	$80,180,898.40	69.20%
Three year LIBOR ARM	237	35,337,235.52	30.5
5 Year ARM	1	188,800.00	0.16
One-Year Treasury ARM	1	169,716.55	0.15
Total:	**599**	**$115,876,650.47**	**100.00%**

Credit Score

Credit Score	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Not Available	2	$517,114.62	0.45%
473 to 499	4	790,299.34	0.68
500 to 549	132	21,167,536.74	18.27
550 to 599	154	31,058,030.09	26.80
600 to 649	167	32,931,095.84	28.42
650 to 699	96	19,709,160.00	17.01
700 to 749	38	8,755,267.67	7.56
750 to 799	6	948,146.17	0.82
Total:	**599**	**$115,876,650.47**	**100.00%**

Credit Grade

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
A+	220	$46,716,084.35	40.32%
A	117	27,102,370.34	23.39
A-	144	27,518,951.11	23.75
B	63	8,134,710.07	7.02
C	46	4,995,478.49	4.31
D	9	1,409,056.11	1.22
Total:	**599**	**$115,876,650.47**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

Delinquency

Loan Types	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Current	592	$113,559,158.85	98.00%
Delinquency 30 Days	7	2,317,491.62	2.00
Total:	**599**	**$115,876,650.47**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

State Distribution

State Distribution	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
Arizona	15	$2,222,532.01	1.92%
Arkansas	1	64,000.00	0.06
California	139	36,696,851.16	31.67
Colorado	18	4,942,497.68	4.27
Connecticut	18	3,719,812.05	3.21
Delaware	2	556,263.07	0.48
Florida	45	5,559,038.73	4.8
Georgia	10	1,223,722.95	1.06
Idaho	1	247,741.07	0.21
Illinois	25	4,941,789.11	4.26
Indiana	6	556,144.04	0.48
Iowa	4	460,796.03	0.4
Kansas	7	816,592.64	0.7
Kentucky	5	529,853.77	0.46
Louisiana	6	590,191.22	0.51
Maine	1	150,300.00	0.13
Maryland	28	7,898,088.83	6.82
Massachusetts	6	1,250,110.28	1.08
Michigan	23	2,503,803.47	2.16
Minnesota	4	933,221.15	0.81
Mississippi	5	800,276.38	0.69
Missouri	15	1,242,444.31	1.07
Montana	1	95,870.75	0.08
Nebraska	3	603,817.78	0.52
Nevada	10	1,887,144.51	1.63
New Hampshire	3	293,959.73	0.25
New Jersey	24	5,335,562.18	4.6
New Mexico	4	450,495.54	0.39
New York	12	1,761,916.37	1.52
North Carolina	11	1,684,058.72	1.45
North Dakota	2	123,260.00	0.11
Ohio	18	1,984,843.63	1.71
Oklahoma	3	353,272.92	0.3
Oregon	9	1,669,613.54	1.44
Pennsylvania	11	2,066,726.11	1.78
Rhode Island	2	287,552.26	0.25
South Carolina	6	1,345,761.79	1.16
South Dakota	2	141,469.52	0.12
Tennessee	10	897,229.86	0.77
Texas	16	2,199,345.69	1.9
Utah	4	534,958.94	0.46
Washington	17	3,376,748.08	2.91
Virginia	33	8,311,106.02	7.17
West Virginia	5	1,020,674.82	0.88
Wisconsin	8	1,474,985.22	1.27
Wyoming	1	70,206.54	0.06
Total:	**599**	**$115,876,650.47**	**100.00%**


SAXON

Saxon Asset Securities Trust

Mortgage Loan Asset Backed Certificates, Series 2003-2

This page must be accompanied by a disclaimer. If you did not receive such a disclaimer, please contact Credit Suisse First Boston LLC.

Prepayment Penalty

Prepayment Penalty Type	Number of Mortgage Loans	Total Scheduled Principal Balance as of the Cut-off Date	Percentage of Mortgage Loans by Total Scheduled Principal Balance as of the Cut-off Date
24 Months	257	$55,844,938.77	48.19%
30 Months	2	360,760.60	0.31
36 Months	195	28,068,988.10	24.22
60 Months	1	437,750.05	0.38
Miscellaneous	29	5,995,267.61	5.17
No Prepayment Penalty	115	25,168,945.34	21.72
Total:	**599**	**$115,876,650.47**	**100.00%**

Initial Group I Mortgage Loan Characteristics

Current Balance ($)	Gross WAC (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term to Maturity (months)	Remaining Interest Only Term (months)	Remaining Prepayment Penalty Term (months)	Prepayment Months of Interest
23,338,439.83	7.733	360	359	360	0	0	0.000
5,061,599.21	7.782	360	359	360	0	11	6.231
2,359,750.51	6.951	360	358	360	0	22	6.000
74,241,871.18	7.300	360	359	360	0	35	5.396
1,996,309.74	7.889	360	356	360	0	56	6.008
2,378,126.93	7.677	180	178	360	0	0	0.000
461,211.30	11.224	180	178	360	0	10	6.000
8,103,357.50	7.691	180	179	360	0	35	6.000
131,317.77	6.499	180	177	360	0	57	6.000
9,625,488.83	7.311	196	196	196	0	0	0.000
1,453,204.53	7.261	216	215	216	0	11	6.000
19,440,742.14	7.117	206	206	206	0	36	5.183
724,321.11	7.704	191	190	191	0	59	3.711
169,583.92	5.800	180	180	120	60	0	0.000
456,068.51	6.840	180	180	120	60	36	6.000
748,164.34	7.675	240	239	180	59	0	0.000
2,873,764.09	7.795	360	359	300	59	0	0.000
402,138.34	6.500	360	359	300	59	11	6.000
5,362,402.47	6.829	360	360	300	60	36	6.000
625,387.53	13.230	180	179	360	0	0	0.000
49,807.13	12.990	180	174	360	0	6	6.000
95,100.23	12.245	180	176	360	0	20	6.000
384,952.02	12.334	180	178	360	0	34	6.000
455,756.67	13.346	240	239	240	0	0	0.000
95,304.87	12.480	223	221	223	0	34	6.000

Subsequent Group I Mortgage Loan Characteristics(1)

Current Balance ($)	Gross WAC (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term to Maturity (months)	Remaining Interest Only Term (months)	Remaining Prepayment Penalty Term (months)	Prepayment Months of Interest
7,779,479.94	7.733	360	360	360	0	0	0.000
1,687,199.74	7.782	360	360	360	0	12	6.231
786,583.50	6.951	360	360	360	0	24	6.000
24,747,290.39	7.300	360	360	360	0	36	5.396
665,436.58	7.889	360	360	360	0	60	6.008
792,708.98	7.677	180	180	360	0	0	0.000
153,737.10	11.224	180	180	360	0	12	6.000
2,701,119.17	7.691	180	180	360	0	36	6.000
43,772.59	6.499	180	180	360	0	60	6.000
3,208,496.28	7.311	196	196	196	0	0	0.000
484,401.51	7.261	216	216	216	0	12	6.000
6,480,247.38	7.117	206	206	206	0	36	5.183
241,440.37	7.704	191	191	191	0	60	3.711
56,527.97	5.800	180	180	120	60	0	0.000
152,022.84	6.840	180	180	120	60	36	6.000
249,388.11	7.675	240	240	180	60	0	0.000
957,921.36	7.795	360	360	300	60	0	0.000
134,046.11	6.500	360	360	300	60	12	6.000
1,787,467.49	6.829	360	360	300	60	36	6.000
208,462.51	13.230	180	180	360	0	0	0.000
16,602.38	12.990	180	180	360	0	12	6.000
31,700.08	12.245	180	180	360	0	24	6.000
128,317.34	12.334	180	180	360	0	36	6.000
151,918.89	13.346	240	240	240	0	0	0.000
31,768.29	12.480	223	223	223	0	36	6.000

(1) Subsequent mortgage loans are conveyed to the trust after the first distribution date.

Initial Group II Mortgage Loan Characteristics

Current Balance ($)	Gross WAC (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term to Maturity (months)	Gross Margin (%)	Maximum Mortgage Rate (%)	Minimum Mortgage Rate (%)	Months to Roll	Next Reset (months)	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Remaining Prepayment Penalty Term (months)	Prepayment Months of Interest
18,764,076.33	7.503	360	359	360	5.228	13.866	6.457	23	6	1.313	1.048	0	0.000
112,444.05	6.990	360	357	360	5.240	13.990	6.990	21	6	1.000	1.000	9	6.000
70,591,951.64	7.518	360	359	360	5.036	13.967	6.510	23	6	1.305	1.007	23	5.897
3,133,361.33	8.213	360	358	360	5.824	14.720	7.860	22	6	1.373	1.129	34	5.107
928,220.81	7.683	360	352	360	6.311	14.683	7.683	16	6	3.000	1.000	52	6.000
14,933,258.04	7.716	360	358	360	5.904	14.296	7.054	35	6	1.324	1.143	0	0.000
241,982.09	7.500	360	358	360	3.875	13.500	5.500	34	6	1.000	1.000	22	6.000
35,325,229.51	7.722	360	359	360	5.385	14.223	7.207	35	6	1.381	1.022	35	5.881
71,075.53	11.750	360	322	360	7.000	18.750	11.750	4	6	1.000	1.000	22	6.000
372,932.92	8.500	360	355	360	4.375	14.500	8.500	7	12	2.000	2.000	0	0.000

Subsequent Group II Mortgage Loan Characteristics(1)

Current Balance ($)	Gross WAC (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term to Maturity (months)	Gross Margin (%)	Maximum Mortgage Rate (%)	Minimum Mortgage Rate (%)	Months to Roll	Next Reset (months)	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Remaining Prepayment Penalty Term (months)	Prepayment Months of Interest
6,254,692.11	7.503	360	360	360	5.228	13.866	6.457	24	6	1.313	1.048	0	0.000
37,481.35	6.990	360	360	360	5.240	13.990	6.990	24	6	1.000	1.000	12	6.000
23,530,650.54	7.518	360	360	360	5.036	13.967	6.510	24	6	1.305	1.007	24	5.897
1,044,453.78	8.213	360	360	360	5.824	14.720	7.860	24	6	1.373	1.129	36	5.107
309,406.94	7.683	360	360	360	6.311	14.683	7.683	24	6	3.000	1.000	60	6.000
4,977,752.68	7.716	360	360	360	5.904	14.296	7.054	37	6	1.324	1.143	0	0.000
80,660.70	7.500	360	360	360	3.875	13.500	5.500	36	6	1.000	1.000	24	6.000
11,775,076.51	7.722	360	360	360	5.385	14.223	7.207	36	6	1.381	1.022	36	5.881
23,691.84	11.750	360	360	360	7.000	18.750	11.750	36	6	1.000	1.000	60	6.000
124,310.97	8.500	360	360	360	4.375	14.500	8.500	12	12	2.000	2.000	0	0.000

(1) Subsequent mortgage loans are conveyed to the trust after the first distribution date.

Initial Group III Mortgage Loan Characteristics

Current Balance ($)	Gross WAC (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term to Maturity (months)	Gross Margin (%)	Maximum Mortgage Rate (%)	Minimum Mortgage Rate (%)	Months to Roll	Next Reset (months)	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Remaining Prepayment Penalty Term (months)	Prepayment Months of Interest
26,863,482.19	7.401	360	359	360	5.240	13.608	6.032	23	6	1.294	1.036	0	0.000
69,013,505.62	7.340	360	359	360	4.983	13.798	6.407	23	6	1.259	1.015	23	5.967
3,557,979.36	9.369	360	358	360	7.171	16.197	9.077	22	6	1.046	1.000	34	5.945
545,848.30	6.875	360	354	360	6.000	13.875	6.875	18	6	3.000	1.000	54	6.000
11,784,812.93	7.966	360	358	360	6.415	14.521	7.338	34	6	1.173	1.161	0	0.000
621,814.39	7.597	360	357	360	4.823	14.343	7.597	33	6	1.000	1.000	21	6.000
31,892,227.80	7.810	360	359	360	5.474	14.282	7.155	35	6	1.356	1.017	35	5.856
211,626.45	6.093	360	358	360	5.875	13.093	6.093	10	12	2.000	2.000	0	0.000

Subsequent Group III Mortgage Loan Characteristics(1)

Current Balance ($)	Gross WAC (%)	Original Term to Maturity (months)	Remaining Term to Maturity (months)	Original Amortization Term to Maturity (months)	Gross Margin (%)	Maximum Mortgage Rate (%)	Minimum Mortgage Rate (%)	Months to Roll	Next Reset (months)	Initial Periodic Rate Cap (%)	Periodic Rate Cap (%)	Remaining Prepayment Penalty Term (months)	Prepayment Months of Interest
8,954,494.07	7.401	360	360	360	5.240	13.608	6.032	24	6	1.294	1.036	0	0.000
23,004,501.88	7.340	360	360	360	4.983	13.798	6.407	24	6	1.259	1.015	24	5.967
1,185,993.12	9.369	360	360	360	7.171	16.197	9.077	24	6	1.046	1.000	36	5.945
181,949.43	6.875	360	360	360	6.000	13.875	6.875	24	6	3.000	1.000	60	6.000
3,928,270.98	7.966	360	360	360	6.415	14.521	7.338	36	6	1.173	1.161	0	0.000
207,271.46	7.597	360	360	360	4.823	14.343	7.597	36	6	1.000	1.000	24	6.000
10,630,742.60	7.810	360	360	360	5.474	14.282	7.155	36	6	1.356	1.017	36	5.856
70,542.15	6.093	360	360	360	5.875	13.093	6.093	12	12	2.000	2.000	0	0.000

(1) *Subsequent mortgage loans are conveyed to the trust after the first distribution date.*